

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

November 14, 2018
Denver, Colorado

ROYAL GOLD, INC

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder,

In fiscal 2018, investors confronted rising interest rates, global trade conflicts, tense periods of political instability, changes to the U.S. tax code and late cycle concerns about the future direction of U.S. equities. Nonetheless, the broader equity market continued to show strong performance and is nearing a record in longevity.

Most gold equities struggled under these conditions, while Royal Gold navigated this environment with a steady hand. We delivered solid, consistent financial performance resulting in a total shareholder return that beat the S&P 500, the price of gold and the gold equity indices even though the average gold price was relatively flat compared to the prior year. We achieved record cash flow, revenue, volume and dividends for the second consecutive year and delivered a total shareholder return of 20.2% in fiscal 2018.

Corporate earnings for U.S. companies (including Royal Gold) were impacted broadly by federal tax reform, as foreign income from prior years was subject to deemed repatriation and as deferred tax assets and liabilities were adjusted to comply with the new law. We simplified our business and reduced exchange rate volatility in our effective tax rate. Both events impacted earnings, as did an impairment of our Pascua-Lama interest. While the impairment reflects present project conditions, we continue to believe that Pascua-Lama, with 21 million ounces of resource[1] on a 100% basis, represents significant option value for Royal Gold shareholders.

We invested $1.4 billion opportunistically in fiscal 2015 and 2016 to enhance our portfolio while helping our counterparties improve their balance sheets. We provided this capital out of cash on hand, cash flow and our credit facility. In fiscal 2018, we took advantage of a relatively quiet time on the business development front to pay down the balance of our credit facility, ending the year with $1.1 billion of total liquidity. In the new year, we will build our net cash balance to position the company for the next investment cycle.



We achieved record cash flow, revenue, volume and dividends *for the second consecutive year* and delivered a total shareholder return of 20.2% in fiscal 2018.

Tony Jensen
President & CEO

[1] The U.S. Securities and Exchange Commission does not recognize the term "resource." "Resources" are not reserves under the SEC's regulations but are categorized under the securities law regulations of certain foreign jurisdictions in order of increasing geological confidence into "inferred resources," "indicated resources" and "measured resources". Investors are cautioned that resources cannot be classified as reserves unless and until further drilling and metallurgical work is completed, until other economic and technical feasibility factors based upon such work have been resolved and it is demonstrated that they may be legally and economically extracted and produced and, as a result, investors should not assume that all or any part of mineralized material in any of these categories will ever be converted into reserves.

We continued to invest in the Peak Gold Joint Venture ("PGJV") in Alaska. In addition to exploration activities, we commissioned a preliminary economic analysis to assess the current state of the project. These results will be available early in fiscal 2019, which should allow us to shift our focus to leveraging PGJV into value core to our business. In addition to investing in exploration and engineering at PGJV, we also acquired approximately 13.2% of the common stock of our joint venture partner, Contango ORE, Inc., to further increase our effective interest in PGJV.

Late in our fiscal year, Royal Gold also enhanced its position on Amarillo Gold's Mara Rosa project in Brazil by purchasing a 1.75% royalty, which is in addition to a 1% NSR royalty previously acquired. Supporting our existing counterparties is an important strategy for developing projects within our portfolio of nearly 200 assets, 40 of which are in production.

Our portfolio continues to grow organically. At Pueblo Viejo, Barrick is completing a pre-feasibility study to expand the processing facilities that has the potential to convert seven million ounces of gold resources into reserves on a 100% basis. At Peñasquito, Goldcorp is nearing completion of its Pyrite Leach project, which is expected to add one million ounces of gold and 44 million ounces of silver over its mine life. At Voisey's Bay, Vale announced an intention to extend the life of mine to 2034 through the development of an underground operation. At Cortez, Barrick continued stripping the Crossroads deposit, and after nearly three years of development they expect production from this deposit in mid-fiscal 2019. At Wassa, Golden Star more than doubled its inferred mineral resources to 5.2 million ounces, paving the way for potential production increases. And finally, we expect larger contributions in the future from both Mount Milligan and Rainy River as those production teams work through issues unique to each operation.

Stream and royalty financing have proven to be highly flexible. The mineral industry capital needs have shifted from the days of balance sheet restructuring. Operators looking to capitalize new investments today have relatively weak corporate currency and limited access to the traditional staple of equity capital. And with one-year LIBOR rates increasing approximately 60% during the fiscal year, the cost of debt is rising quickly as well. We believe Royal Gold's stream and royalty financing products will be an important source of capital for operators in this new environment.

Key Elements of our Business Strategy:



Business Model: Royal Gold's stream and royalty business model provides investors with a diversified portfolio of 40 producing assets without incurring many of the costs and risks associated with mine operations.



Gold Focused: 77% of Royal Gold's revenue in fiscal 2018 was generated from gold.



Growth: Royal Gold emphasizes investment in long lived assets that we believe will provide our shareholders resource to reserve conversion upside.



Capital Deployment: Royal Gold maintains a strong balance sheet that allows us to opportunistically invest at favorable times in the price cycle, often when counterparties most need financing.



Financial Flexibility: Royal Gold's unique business model allows us to source our capital efficiently, with a preference to grow our business from free cash flow.



Return to Shareholders: Royal Gold concentrates on margin expansion by maintaining a lean cost structure, measures success on per share metrics and believes paying a sustainable and growing dividend is important.

Royal Gold manages its business differently than many other gold equities. We focus on:

- **Gold** – 77% of our revenue was generated in gold in fiscal 2018, 9% in silver, 11% in copper and 3% in other minerals.

- **Reinvesting Free Cash Flow** – Royal Gold has not issued equity since 2012, while our cash from operations has increased 103% since our last issuance.

- **Disciplined Capital Allocation** – Our investments are often countercyclical, which requires us to have patience at the top of market cycles and to have a strong balance sheet at the bottom.

- **Growing and Sustainable Dividends** – We have paid a dividend since 2000 and have increased it in each of the last 18 years for a compounded annual growth rate of 19%. In fiscal 2018, we dedicated 19% of our cash flow to dividends.

- **Shareholder Return** – We set out to be the most valuable company in the precious metals sector, not necessarily the largest, by growing accretively out of cash flow to the greatest extent possible. As a result, Royal Gold has the lowest share count and one of the highest valuations of any company in the GDX – VanEck Vectors Gold Miners ETF.

I will take this opportunity to thank Craig Haase for his 10 years of service to Royal Gold as a director on our board. Craig retired in fiscal 2018 and was instrumental to the success of Royal Gold during his tenure with the company as well as the stream and royalty business in general over his career.

Royal Gold has never been stronger and is well-positioned with portfolio scale, organic growth opportunities and strong cash flow building for new investment opportunities. It is a privilege to represent the company, and on behalf of our employees, we thank you for your support. We will continue managing our company to pursue best in class total shareholder return.

Sincerely,



Tony A. Jensen
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements: This proxy statement contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words like "anticipate," "believe," "estimate," "expect," "intend", "may," "project," "plan," "will" and other similar words. Forward-looking statements in this proxy statement include, but are not limited to, statements regarding the Company's operational, business and financial strategies, anticipated future production of or from the various projects or mines, significant option value, timing and results of feasibility studies and other developments at the various projects and mines, and market and industry outlook. These and other forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. Factors that may cause actual results to differ materially from those contemplated by the statements in this proxy statement can be found in the Company's Annual Report on Form 10-K and other periodic reports on file with the SEC. The forward-looking statements speak only as of the date of this proxy statement and undue reliance should not be placed on these statements. We do not undertake to publicly update or revise any forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this document.

Financial Highlights

◇ **REVENUE**
For the Fiscal Years Ended June 30



◇ **OPERATING CASH FLOWS**
For the Fiscal Years Ended June 30



◇ **CALENDAR YEAR DIVIDENDS**[1]



[1] Dividends are paid on a calendar year basis. The dividend for calendar year 2018 was $1.00; the dividend paid during the fiscal year 2018 was $0.99.



RoyalGold,Inc

1660 Wynkoop Street, Suite 1000, Denver, CO 80202
Phone: 303-573-1660
www.royalgold.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Background



DATE AND TIME
Wednesday,
November 14, 2018
9:00 a.m. MST



LOCATION
RITZ-CARLTON HOTEL
1881 Curtis Street
Denver, CO 80202



WHO CAN VOTE
You are eligible to vote at the Annual Meeting and any postponements or adjournments of the meeting if you are a holder of Royal Gold's common stock at the close of business on **September 17, 2018**.



VOTING DEADLINE
Proxies voted by mail, telephone or Internet must be received by 11:59 p.m. (Eastern Standard Time) on November 13, 2018.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 14, 2018:

Our Notice of Annual Meeting, Proxy Statement and related exhibits, Annual Report including our Form 10-K, electronic proxy card and any other Annual Meeting materials are available on the Internet at www.proxyvote.com together with any amendments to any of these documents.

	Voting Items		Board Recommendation
1	The election of the two Class I Director nominees identified in the accompanying proxy statement	✓	FOR each Director nominee
2	The approval, on an advisory basis, of the compensation of the Named Executive Officers	✓	FOR
3	The ratification of the appointment of Ernst & Young LLP as our independent registered public accountants for the fiscal year ending June 30, 2019	✓	FOR

Stockholders will also transact such other business as may be brought properly before the meeting and any and all adjournments or postponements thereof.

Voting

It is important that your shares are represented and voted at the Annual Meeting. For that reason, whether or not you expect to attend in person, **please vote your shares as promptly as possible** by telephone or by Internet, or by signing, dating and returning the proxy card mailed to you if you received a paper copy of this proxy statement.

Attendance at the Annual Meeting

On the day of the Annual Meeting, you will be asked to sign in with a valid picture identification such as a driver's license or passport. Registration and seating will begin at 8:30 a.m. and the meeting will begin at 9:00 a.m. MST.

We are mailing our Notice of Internet Availability of Proxy Materials to stockholders on or about October 1, 2018, containing instructions on how to access our proxy materials online. We are also mailing a full set of our proxy materials to stockholders who previously requested paper copies of the materials. Our proxy materials can also be viewed on our Company website at www.royalgold.com under "Investors – Financial Reporting – All SEC Filings."

BY ORDER OF THE BOARD OF DIRECTORS

Bruce C. Kirchhoff

Bruce C. Kirchhoff
Vice President, General Counsel and Secretary
October 1, 2018

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and you should read the entire proxy statement before voting. For more complete information regarding the Company's 2018 performance, please review the Company's Annual Report on Form 10-K.

PROPOSAL

1

ELECTION OF TWO CLASS I DIRECTORS

✓ The Board recommends you vote **FOR** each Director Nominee
page 16 ▸

Class I Director Nominees to Serve until the 2021 Annual Meeting

Our Board of Directors is composed of seven members divided into three classes, with each class serving a term of three years. The following table summarizes important information about each Director nominee standing for re-election to the Board for a three-year term expiring in 2021.

Tony Jensen, 56



Inside Director since 2004

President and CEO

EXPERIENCE AND QUALIFICATIONS

- Public company board service
- Business development and marketing
- CEO/administration and operations
- Industry association participation
- Corporate governance
- Finance
- Geology, geophysics and mining engineering
- International business
- Leadership
- Reputation in the industry
- Risk management

Jamie C. Sokalsky, 61



Independent Director since 2015

Member of the Audit & Finance Committee

Serves on 2 other public company boards

EXPERIENCE AND QUALIFICATIONS

- Public company board service
- Business development and marketing
- CEO/administration and operations
- Reputation in the industry
- Corporate governance
- CFO/Finance
- Industry association participation
- International business
- Leadership
- Risk management

Our Continuing Directors

◇ CLASS II DIRECTOR (TERM EXPIRES 2019)

Director	Age	Director Since	Current Position	Independent	Board Committees AF	CNG
William M. Hayes	73	2008	Chairman of the Board of Directors	◆	C	
Ronald J. Vance	66	2013	Retired Mining Executive	◆		C

◇ CLASS III DIRECTOR (TERM EXPIRES 2020)

Director	Age	Director Since	Current Position	Independent	Board Committees AF	CNG
C. Kevin McArthur	63	2014	Executive Chair and a Director of Tahoe Resources Inc.	◆		◆
Christopher M.T. Thompson	70	2014	Retired Mining Executive	◆	◆	
Sybil E. Veenman	55	2017	Retired Mining Executive	◆		◆

◆ Member   C   Chair

Attributes of Royal Gold Board of Directors

INDEPENDENCE

All Directors other than the CEO are independent



AVERAGE BOARD TENURE

The average tenure for our Independent Directors' service on our Board of Directors is approximately 5 years



◆◆◆◆ 1-4 years

◆ 5-9 years

◆ 10+ years

DIRECTOR QUALIFICATIONS

Among other qualifications, every Director has substantial corporate governance, risk management and industry expertise



Director Qualifications and Experience

Director Qualifications and Experience	William M. Hayes	Tony A. Jensen	C. Kevin McArthur	Jamie C. Sokalsky	Christopher M.T. Thompson	Ronald J. Vance	Sybil E. Veenman
Audit Committee Financial Expert	◆			◆	◆		
Board Service on Public Companies	◆	◆	◆	◆	◆	◆	◆
Business Development and Marketing	◆	◆	◆	◆	◆	◆	
CEO/CFO Experience	◆	◆	◆	◆	◆		
Corporate Governance Experience	◆	◆	◆	◆	◆	◆	◆
Finance Experience	◆	◆	◆	◆	◆	◆	
Geology, Geophysics and Mining Engineering		◆	◆				
Industry and Mining Experience	◆	◆	◆	◆	◆	◆	◆
Industry Association Participation	◆	◆		◆	◆	◆	
International Business Experience	◆	◆	◆	◆	◆	◆	◆
Leadership Experience	◆	◆	◆	◆	◆	◆	◆
Legal and Compliance Experience							◆
Reputation in the Industry	◆	◆	◆	◆	◆	◆	◆
Risk Management	◆	◆	◆	◆	◆	◆	◆

Corporate Governance Best Practices Highlights

CORPORATE GOVERNANCE PRACTICES DESIGNED TO PROTECT AND PROMOTE LONG-TERM STOCKHOLDER VALUE

- Separate CEO and Chairman of the Board
- Six of seven Directors are independent, including the Board Chairman and all Committee members
- Significant Board refreshment over recent years; average Independent Director tenure is approximately 5 years
- Average Director service on outside boards is one board
- Thorough orientation program for new Directors
- Annual internal Director education program; opportunities for external programs; periodic regulatory and governance updates
- Independent Directors meet regularly without management present

- Significant Director and executive officer stockholding requirements
- Board oversight of robust Enterprise Risk Management Program, including cybersecurity
- Directors reaching age 72 submit offer of resignation which the Board has discretion to accept or reject
- Majority voting in uncontested Director elections
- All Audit and Finance Committee members are considered Audit Committee Financial Experts
- Active annual stockholder engagement

- Strong link between executive officer compensation and Company performance
- Annual advisory say on pay vote
- Anti-hedging and anti-pledging policies for all Directors and executive officers
- Annual Board and Committee self-evaluations
- No perquisites and no excise tax gross-ups for executive officers
- No stock option re-pricing without stockholder approval
- Management and Director succession planning is an important Board priority

PROPOSAL

2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

✓ The Board recommends you vote **FOR** this proposal
page 33 ▸

2018 Compensation Framework

The Company's total direct executive compensation program includes base salary, a short-term cash incentive and long-term equity incentives. The majority of target compensation (80% of CEO pay and 68% of NEO pay) is offered in variable pay, with an emphasis on long-term equity, to best align our executives' interests with our stockholders' interests:

CEO	Element	When	Fiscal year 2018 performance measures	Measuring period	How payout determined	Other NEOs
19%	Salary	Reviewed yearly	Overall performance & achievements	Ongoing	Benchmarking and individual performance	30%
19%	Short-term Incentive	Awarded annually for prior fiscal year	Financial, operational, strategic & individual measures (page 40)	1 year	CNG Committee verification: Degree to which performance measures were met or exceeded	17%
61%	Options and SARs	Awarded annually for next fiscal year	Corporate performance (page 42)	1-3 year vesting	Corporate performance	51%
	Restricted Shares		Net Revenue Target and Service (page 42)	3-5 year vesting	CNG Committee verification: Net Revenue Target met or exceeded	
	Performance Shares (GEO)		Growth in annual Net GEO production (page 43)	Annually up to year 5	CNG Committee verification: Degree to which performance measures were met or exceeded	
	Performance Shares (TSR)		TSR percentile compared to GDX Constituents (page 43)	1 and 3 years		
1%	Benefits					2%*

CASH — EQUITY — OTHER (CEO bar)

CASH — EQUITY — OTHER (Other NEOs bar)

* Does not include certain payments made to Mr. Wenger pursuant to his Employment Agreement upon separation from service to the Company effective June 8, 2018.

2018 Company Performance

Our Board of Directors and management continue to demonstrate deep commitment to increasing long-term stockholder value and returning capital to stockholders, as evidenced by some of the Company's significant achievements during fiscal year 2018:

- We achieved record revenue of $459 million on record production volume of 289,300 Net Gold Equivalent Ounces ("Net GEOs," calculated as the Company's reported revenue less reported costs of sales, divided by the average gold price for the applicable period. See page 40 for the calculation of Net GEOs for purposes of determining short-term incentive awards).
- We achieved record operating cash flow of $329 million.
- We returned a record $64 million (19% of operating cash flow) to stockholders in the form of dividends, representing a 4.4% increase over the prior year. The Company has paid a dividend since calendar 2000 and increased it in each of the last 18 years.

- We repaid the remaining $250 million outstanding on our revolving credit facility, leaving the full $1 billion in borrowing capacity available for portfolio growth at June 30, 2018.
- We continued investing in exploration and engineering at the PGJV, and acquired beneficial ownership of approximately 13.2% of the common stock of our joint venture partner, Contango ORE, Inc.
- We acquired an additional 1.75% Net Smelter Return ("NSR") royalty interest at the Mara Rosa project in Brazil, adding to a previously-acquired 1% NSR and showing support for the operator's development efforts.
- We ended fiscal 2018 with a total stockholder return of 20.2%, beating the S&P 500, the price of gold and gold equity indices, despite relatively flat average gold prices.

Pay for Performance Alignment

These Short- and Long-Term Incentive Performance Measures...	Are Designed to Promote Achievement of these Elements of our Business Strategy	For Fiscal Year 2018, this Level of Achievement...	Produced this Level of Short- and Long-Term Incentive Award or Vesting
OCF v GDX Constituents	Financial flexibility and discipline; ability to deploy capital	153% of Performance Measure Target	
Net GEO Production	Gold-focused; ability to deploy capital	119% of Performance Measure Target	
Cost Containment	Financial flexibility and discipline	27% of Performance Measure Target	
Capital Deployment	Capital deployment	0% of Performance Measure Target	Awards were made at or slightly below the mid-point of each NEO's short-term incentive range.
Peak Gold JV	Growth	100% of Performance Measure Target	
Financial Strength	Financial flexibility and discipline	100% of Performance Measure Target	
Voisey's Bay Litigation	Ability to deploy capital	150% of Performance Measure Target	
Individual Performance	Management development; succession planning	Variable by NEO	
ISO/SARs	Return to stockholders		
Restricted Stock	Retention of quality management	>$240M Net Revenue	Permits vesting of restricted stock awarded for FY 2018, subject to service requirement.
Performance Stock-GEO Shares	Growth through acquisitions and resource expansion	289,300 Net GEOs	Incremental vesting of GEO Shares awarded for FY2016 and FY2017; no GEO Shares awarded for FY2018 vested
Performance Stock-TSR Shares	Return to stockholders	20.2% 1-Year TSR; 80th Percentile	Incremental vesting of TSR Shares awarded for FY2016, FY2017 and FY2018

See detailed discussion of short-term and long-term incentive Performance Measures, awards and vesting at pages 40-44.

Compensation Best Practices

Our largest stockholders concur that many components of our existing executive compensation plan align well with governance best practices and the best interests of our long-term stockholders. The following are representative practices we do and do not employ:

WE DO

✓ **Pay for Performance:** Over 80% of our CEO's and 68% of our other NEOs' total direct compensation for fiscal 2018 was variable and not guaranteed

✓ **Utilize multiple performance measures** for both short- and long-term incentive programs

✓ The Board of Directors **sets challenging short- and long-term goals** focused on growth and generating long-term returns for stockholders

✓ **Establish target and maximum awards** in our short- and long-term incentive programs

✓ **Utilize a formulaic scorecard** for short-term incentives

✓ **Use a peer group of gold-focused companies** of comparable market capitalization and correlation to gold prices to benchmark performance and compensation levels

✓ **Target NEO total direct compensation at mean** of our peer group

✓ Require the Company's executive officers to meet **robust stock ownership guidelines** to assure that their interests are aligned with those of our stockholders

✓ Apply a **"double trigger" to vesting equity awards** made under the 2015 LTIP in the event of a change-in-control. This means that vesting of these awards is accelerated upon a change-in-control only if the executive is also terminated under certain circumstances or if outstanding awards are not assumed by the acquirer following a change-in-control

✓ **Engage annually with stockholders** to solicit feedback on our compensation and governance programs and any other areas of concern

✓ **Continually monitor our compensation program** to assess and mitigate any compensation-related risks

✓ **Maintain the strict independence of the CNG Committee** members and ensure that the **independent compensation consultant reports directly to the CNG Committee** rather than management

✓ All **executives** may **participate in retirement plans on the same terms as other eligible employees**

WE DON'T

✗ Guarantee salary increases or annual short-term incentive payments for our NEOs

✗ Provide perquisites or other special benefits to the executive officers

✗ Permit re-pricing of stock options without stockholder approval

✗ Provide for excise tax gross-ups of any kind, including for change-in-control payments, in employment agreements

✗ Permit executive officers or Directors to hedge or pledge Royal Gold stock

✗ Maintain a defined benefit pension plan or any special executive retirement plans

Compensation of Named Executive Officers

Stockholders are asked to approve, on an advisory basis, the compensation of our Named Executive Officers ("NEOs"). The following table summarizes the potential target compensation package for fiscal year 2018 for each NEO. Please see the Summary Compensation Table and accompanying footnotes beginning on page 49 of this Proxy Statement for more information.

Name and Principal Position	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Stock and Option Awards ($)	All Other Compensation ($)	Total ($)
Tony Jensen President and Chief Executive Officer	750,000	750,000	2,373,172	32,738	3,905,910
Stefan Wenger Former Chief Financial Officer and Treasurer	427,583	—	550,192	822,294	1,800,069
William Heissenbuttel Chief Financial Officer and Vice President Strategy	485,000	355,000	854,129	37,370	1,731,499
Mark Isto Vice President Operations	390,000	276,000	801,905	30,601	1,498,506
Bruce C. Kirchhoff Vice President, General Counsel and Secretary	400,000	299,000	664,519	32,171	1,395,690

PROPOSAL

3

RATIFICATION OF ERNST & YOUNG LLP AS AUDITOR FOR 2019

 The Board recommends you vote **FOR** this proposal
page 57 ▶

Important Dates for 2019 Annual Meeting of Stockholders

Stockholder proposals submitted for inclusion in our 2019 proxy statement pursuant to SEC Rule 14a-8 must be received by us by June 5, 2019.

Proposals to be presented at the 2019 Annual Meeting of Stockholders outside of SEC Rule 14a-8 must be received by us between July 17, 2019 and August 16, 2019.

TABLE OF CONTENTS



ELECTION OF CLASS I DIRECTORS

 The Board of Directors unanimously recommends a vote **FOR** each of the Class I Director Nominees

The Company's Board of Directors consists of three classes of Directors, with each class of Directors serving for a three-year term and until their successors are duly elected and qualified. The Company's current Class I Directors, who are standing for re-election at the 2018 Annual Meeting, are Messrs. Jensen and Sokalsky; the Class II Directors are Messrs. Hayes and Vance; and the Class III Directors are Ms. Veenman and Messrs. McArthur and Thompson.

If the proxy is properly completed and received in time for the Annual Meeting, and if the proxy does not indicate otherwise, the represented shares will be voted "FOR" Tony A. Jensen and Jamie C. Sokalsky. If any nominee for election as a Class I Director should refuse or be unable to serve (an event that is not anticipated), the proxy will be voted for a substitute nominee designated by the Board of Directors. Each Class I Director elected shall serve until the 2021 Annual Meeting, or until his successor is elected and qualified.

Vote Required for Approval

The Company's Amended and Restated Bylaws ("Bylaws") require that each Director be elected by the majority of votes cast at a meeting at which a quorum is present with respect to such Director in uncontested elections. This means that the number of shares voted "FOR" a Director nominee must exceed the votes cast "AGAINST" that Director nominee. In a contested election (where the number of nominees exceeds the number of Directors to be elected), the standard for election of Directors would be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. This year's election is expected to be an uncontested election, and the majority vote standard will apply. If a nominee who is serving as a Director is not elected at the Annual Meeting, Delaware law provides that the Director would continue to serve on the Board as a "holdover Director." Under the Company's Bylaws, each Director nominee who is serving as a Director has submitted a conditional resignation that becomes effective if such Director is not elected and the Board accepts the resignation. In that situation, the CNG

Committee would make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether to take other action. The Board of Directors will act on the CNG Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. Absent a determination by the Board that it is in the best interest of the Company for a Director who fails to be elected to remain on the Board, the Board will accept the resignation. The Director who tenders his or her resignation will not participate in the decision of the Board of Directors. If a nominee who was not already serving as a Director fails to receive a majority of votes cast with respect to his or her election at the Annual Meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover Director." Each of the Class I Director nominees are currently serving on the Board of Directors.

Information concerning the nominees for election as Directors is set forth below under "Board of Directors."

Board of Directors

Board Composition and Qualification

Every Director of the Company has held significant leadership positions and has substantial experience in the international mining business, corporate governance and risk management, in addition to other qualifications and expertise responsive to the needs of the Board of Directors and the Company.

Audit Committee Financial Expert	All members of the Audit and Finance Committee are Audit Committee Financial Experts. This experience assists our directors in understanding, advising on and overseeing our capital structure, finance and investing activities, as well as our financial reporting and internal controls.
Board Service on Public Companies	Service on the boards and board committees of other public companies provides additional understanding of corporate governance practices and trends and further insight into board management, including relations between the board, the CEO and senior management, agenda setting and succession planning.
Business Development and Marketing	Prior responsibilities for "growing the business" and experience making strategic decisions are critical to the oversight of our business, including the assessment and development of our core business strategy, planning and marketing.
CEO/CFO Experience	Experience serving as CEO, CFO or other C-Level executive and the hands-on leadership experience that comes with it is valuable to unique organizations like Royal Gold in core management areas such as preparation and adherence to budgets, strategic planning, financial reporting, compliance, and risk management.
Corporate Governance Experience	A deep understanding of the board's duties and responsibilities to all stakeholders enhances board effectiveness and ensures independent oversight that is aligned with stockholder interest.
Finance Experience	A strong understanding of accounting and finance is important for ensuring the integrity of our financial reporting, critically evaluating our performance, and ensuring our ability to grow the Company's stream and royalty portfolio. Our directors have a wealth of accounting, financial reporting and corporate finance experience.
Geology, Geophysics and Mining Engineering	As a company that evaluates, acquires and manages precious metal stream and royalty interests, we seek directors with knowledge and experience in geology, geophysics and mining engineering.
Industry and Mining Experience	Experience in mine operations, mine finance and the mining industry generally, gives valuable insight into the operational and financial issues facing our existing and potential future stream and royalty counterparties.
Industry Association Participation	Many of our directors are or have been active members of global, national and regional mining industry associations including World Gold Council, National Mining Association, Nevada Mining Association and others.
International Business Experience	All our directors possess valuable global business experience, which we consider crucial to Royal Gold's continued ability to grow its business globally.
Leadership Experience	Skills developed from senior level positions in numerous organizations leading operational, technical, business development, accounting, finance, legal and other teams are passed on to the Company's management to foster talent growth among the current and next generation of Company leadership.
Legal and Compliance Experience	We value directors possessing a broad range of legal skills, including regulatory matters, policy and procedure formulation, litigation and dispute resolution, negotiation, communication, compliance and governance, and board duties and function.
Reputation in the Industry	All of our directors are well-known and held in the highest regard in our industry.
Risk Management	In light of the Board's role in risk oversight, we seek directors who can help management recognize, manage and mitigate such key risks as cybersecurity, regulatory compliance, competition, finance and financial reporting, brand integrity, talent development and succession planning.

Attributes of Royal Gold Board of Directors

INDEPENDENCE	**AVERAGE BOARD TENURE**	**DIRECTOR QUALIFICATIONS**
All Directors other than the CEO are independent	The average tenure for our Independent Directors' service on our Board of Directors is approximately 5 years	Among other qualifications, every Director has substantial corporate governance, risk management and industry expertise





1-4 years

5-9 years

10+ years



Our Board of Directors

Below, we provide the names, position with the Company, periods of service and experience of the Company's Directors. The persons who are nominated for election as Class I Directors at the Annual Meeting are indicated with an asterisk *. Each Director brings a strong and unique background and skillset to the Board including, among others, public company board service, long histories of significant leadership positions, and industry experience in the areas of mining, operations, accounting, administration, finance, business development and marketing, law, international business and risk management. The qualifications and experience of our Directors are summarized on page 8.

OUR DIRECTOR NOMINEES

*Tony A. Jensen, 56



President and Chief Executive Officer of Royal Gold, Inc.

Class I Director Nominee (Term expires 2018)

Director (non-independent) since August 2004

QUALIFICATIONS AND EXPERIENCE

 **Board Service**
Previous service as a director and member of the Audit and Corporate Responsibility Committees of Golden Star Resources Ltd. Currently a director and member of the Finance Committee of the National Mining Association. Currently a director and member of the Nominations Committee, and past chairman of the Compensation Committee, of the World Gold Council. Currently a member of the University Advisory Board, and past chairman and member of the Industrial Advisory Board, of the South Dakota School of Mines and Technology.

 **Leadership Experience**
Extensive operations, corporate, and executive experience managing professional teams and large work forces with Placer Dome, and current corporate and executive experience as President and CEO of Royal Gold.

 **Finance Experience**
Current member of NMA's Finance Committee and past member of Golden Star's Audit Committee. Prior experience as Director, Finance and Strategic Growth, and Treasurer of Placer Dome Latin America. Experience raising capital in the debt and equity markets for Royal Gold.

 **Industry, Mining and International Business Experience**
Active board memberships noted above, prior Chairman and Director of the Nevada Mining Association, Director of the Colorado Mining Association, and member of the University of Colorado Center for Commodities Advisory Board, as well as extensive industry, mining, acquisition, and international business experience through various roles with Royal Gold and Placer Dome, including a foreign assignment in Chile from 1995 to 1999.

 **Operations**
Prior domestic and international experience as mine engineer, operations supervisor, and mine general manager while based at three mining operations for Placer Dome, as well as exploration, review, development and acquisition assignments at various other operations and properties.

 **Business Development and Marketing**
Extensive experience in corporate development for Royal Gold and Placer Dome.

EDUCATION

- Bachelor of Science degree in Mining Engineering from South Dakota School of Mines and Technology
- Certificate in Finance from Golden Gate University in San Francisco

◇ **CURRENT BOARD AND/OR EXECUTIVE POSITIONS**

Royal Gold, Inc.	President and Chief Executive Officer	2006 to present

◇ **PREVIOUS BOARD AND/OR EXECUTIVE POSITIONS**

Royal Gold, Inc.	President and Chief Operating Officer	2003 to 2006
Golden Star Resources Ltd. (TSX:GSC; NYSE MKT: GSS; GSE: GSR)	Director	2012 to 2017
Cortez Joint Venture	Mine General Manager	1999 to 2003
Placer Dome Latin America	• Director, Finance and Strategic Growth and Treasurer • SubGerente General de Operationes for Compania Minera Mantos de Oro, a subsidiary of Placer Dome Latin America	1995 to 1999
Placer Dome US	Various engineering, operational management and corporate experience	Prior to 1995

*Jamie C. Sokalsky, 61



Retired Mining Executive	Audit and Finance Committee Member
Class I Director Nominee (Term expires 2018)	Audit Committee Financial Expert
Independent Director since August 2015	

QUALIFICATIONS AND EXPERIENCE

 **Board Service**
Member of the board of directors of Agnico-Eagle and is chairman of the board of Probe Metals. Mr. Sokalsky is a past director of Pengrowth Energy Corporation and the World Gold Council and a past member of the International Council on Mining and Metals.

 **Leadership Experience**
Over 30 years of senior executive experience in finance, capital markets, corporate strategy, project development, acquisitions and divestitures, including extensive board, CEO and CFO experience with international mining organizations, and board experience serving as a director for four public companies, two of which were metals mining companies.

 **International Mining Experience**
More than 20 years' experience in international gold mining, encompassing strategy, finance, operations and investment.

 **Finance Experience**
- The Board of Directors determined that Mr. Sokalsky is an Audit Committee Financial Expert.
- Extensive finance experience as treasurer and subsequently CFO of Barrick Gold Corporation ("Barrick").

 **Business Development and Marketing**
Extensive experience in corporate development for Barrick.

EDUCATION

- Bachelor of Commerce degree (Honors) from Lakehead University
- Chartered Professional Accountant designation

◇ CURRENT BOARD AND/OR EXECUTIVE POSITIONS

Agnico-Eagle Mines Limited (NYSE:AEM)	Director	2015 to present
Probe Metals, Inc. (TSX-V:PRB)	Chairman of the Board of Directors	2015 to present

◇ PREVIOUS BOARD AND/OR EXECUTIVE POSITIONS

Pengrowth Energy Corporation (NYSE:PGH)	Director	2015 to 2018
Angus Ventures Inc. (TSX-V:Gus.P)	President	2017 to 2018
Barrick Gold Corporation	• CEO and President • Executive roles including CFO and Executive Vice President • Treasurer and Vice President	2012 to 2014 Various times from 1999 to 2012 1993 to 1999
World Gold Council	Director	2012 to 2014
International Council on Mining and Metals	Member	2012 to 2014

OUR CONTINUING DIRECTORS

William M. Hayes, 73



Retired Mining Executive

Chairman of the Board of Directors since May 2014

Class II Director (Term expires 2019)

Independent Director since January 2008

Audit Committee Financial Expert

Chairman of the Audit and Finance Committee

QUALIFICATIONS AND EXPERIENCE



Leadership, Finance and International Business Experience

- The Board of Directors determined that Mr. Hayes is an Audit Committee Financial Expert.
- Prior service as Executive Vice President for U.S. and Latin America, Placer Dome; Executive Vice President, Project Development and Corporate Relations, Placer Dome; Vice President and Treasurer, Placer Dome; and Regional Treasurer and Controller, Exxon Minerals.



Industry Experience

Previously served as President of the Mining Council in Chile and President of the Gold Institute in Washington, D.C.



Mining Experience

Previously responsible for six operating mines in Chile and the U.S., and five development projects in the U.S., Chile, Dominican Republic and Africa.



Business Development and Marketing

Extensive experience in project development and corporate affairs.

EDUCATION

- Bachelor of Arts and Master of Arts degree in International Management from the American Graduate School of International Management
- Bachelor of Arts degree in Political Science from the University of San Francisco

CURRENT BOARD AND/OR EXECUTIVE POSITIONS

Antofagasta PLC: (LON:ANTO), an FTSE 100 Company listed on the London Stock Exchange engaged in mining, transportation, water distribution and energy	• Director • Member of Safety and Sustainability Committee

PREVIOUS BOARD AND/OR EXECUTIVE POSITIONS

Antofagasta PLC	• Senior Independent Director, Audit Committee Chairman • Former member of the Audit and Risk, Remuneration and Talent Management, and Nomination and Governance Committees • Chairman and Director of Tethyan Copper Company, a 50-50 joint venture between Antofogasta and Barrick related to the Reko Diq Project in Pakistan	Various times since 2006
Placer Dome Inc.	• Executive VP for Project Development and Corporate Affairs • Executive VP for USA and Latin America • Executive VP for Latin America • VP and Treasurer	2004 to 2006 2000 to 2004 1994 to 2000 1991 to 1994
Compania Mantos de Oro (La Coipa) and Compania Minera Zaldivar (Zaldivar Mine)	President	2000 to 2004
Mantos de Oro, Chile at the La Coipa mine	• Chief Executive Officer • Chief Financial Officer	1995 to 1999 1988 to 1991
Exxon Corporation	Various financial positions	1972 to 1987

C. Kevin McArthur, 63



Executive Chair and a Director of Tahoe Resources Inc.

Class III Director (Term expires 2020)

Independent Director since March 2014

Compensation, Nominating and Governance Committee Member

QUALIFICATIONS AND EXPERIENCE

 **Board Service**
Director of Tahoe since 2009, and a past director of Goldcorp, Glamis Gold, Consolidated Thompson, Cloud Peak and Pembrook. Prior Board assignments included serving as the chairman of: the Pembrook audit committee, the Pembrook and Consolidated Thompson governance committees, the Cloud Peak health, safety, environment and communities committee and the Consolidated Thompson special committee during an M&A transaction, as well as serving on the Pembrook and Consolidated Thompson compensation committees and the Cloud Peak governance and nominating committees.

 **Leadership Service**
Extensive experience as a president and CEO of international mining companies since 1998. He founded and is Executive Chair and a director, and also served as President and CEO of Tahoe. He served as President, CEO and a director of Goldcorp; President and CEO of Glamis Gold, and as a director of Consolidated Thompson, Cloud Peak and Pembrook.

 **Industry and Mining Experience**
More than 19 years of CEO experience in the mining business; over 37 years of operational, senior management and executive experience in the mining industry, including mine financing, mine construction and operations, mining engineering and mergers and acquisitions.

 **International Mining Experience**
Various years of experience in projects and executive management of international operations including Chili, Spain, Canada, Mexico, Honduras, Guatemala, Peru, Argentina and Panama.

 **Operations**
Many years of direct operations experience in Nevada, Alaska and California. Includes nine years in a variety of mine operations positions and ten years as Mine General Manager.

 **Corporate Governance**
Chair of Consolidated Thompson Iron Ore Ltd Governance Committee from 2009-2011.

 **Business Development and Marketing**
Extensive experience in corporate development for Tahoe, Goldcorp and Glamis Gold.

EDUCATION

Bachelor of Science degree in Mining Engineering from the University of Nevada

◇ CURRENT BOARD AND/OR EXECUTIVE POSITIONS

Tahoe Resources Inc. (NYSE:TAHO; TSX)	• Executive Chair	2015 to present
	• Director	2009 to present
	• CEO	2015 to 2016
	• President and CEO	2009 to 2014
	• Vice Chair and CEO	2014 to 2015

◇ PREVIOUS BOARD AND/OR EXECUTIVE POSITIONS

Tahoe Resources Inc.	• CEO	2015 to 2016
	• President and CEO	2009 to 2014
	• Vice Chair and CEO	2014 to 2015
Goldcorp Inc. (TSX:LG; NYSE:GG)	President, CEO and Director	2006 until 2008 retirement
Glamis Gold Ltd.	President and CEO	1998 until Goldcorp acquisition in 2006
Consolidated Thompson Iron Mines Limited (TSX:CLM)	Director	2009 to 2011
Cloud Peak Energy Inc. (NYSE:CLD)	Director	2009 to 2010
Pembrook Mining Corp	Director	2009 to 2014
BP Minerals Homestake Mining Company	Various operating and engineering positions	Prior to 1998

Christopher M.T. Thompson, **70**



Retired Mining Executive

Class III Director (Term expires 2020)

Independent Director since May 2014

Audit and Finance Committee Member

Audit Committee Financial Expert

QUALIFICATIONS AND EXPERIENCE

 **Board Service**
Currently a member of the Audit and Finance Committee and a Director of Royal Gold. Also currently a member of the board of Jacobs Engineering, and a member of the Colorado School of Mines Foundation Board of Governors. Previously, he served as a director of Teck Resources and of Golden Star, and he served as chairman of Gold Fields Limited and was chairman of the World Gold Council.

 **Leadership Experience**
Extensive board and CEO experience with international mining organizations since 1985 and board experience serving as a director for over 25 public gold mining companies.

 **International Mining Experience**
More than 40 years' experience in international gold producing operations, gold mining investment and venture capital fields.

 **Finance Experience**
• The Board of Directors determined that Mr. Thompson is an Audit Committee Financial Expert.
• Extensive experience evaluating new mining projects; member of the audit committee for Jacobs Engineering; founder and CEO of Castle Group which managed three venture capital funds that employed various structures, including royalties, to finance development of new gold mines.

 **Business Development and Marketing**
Extensive experience in corporate development for Gold Fields, Castle Group and numerous board positions.

EDUCATION

• Bachelor degree in law and economics from Rhodes University, South Africa
• Master's degree in Management Studies from Bradford University in the United Kingdom

◇ CURRENT BOARD AND/OR EXECUTIVE POSITIONS

Jacobs Engineering Group Inc. (NYSE:JEC)	Director	2012 to present

◇ PREVIOUS BOARD AND/OR EXECUTIVE POSITIONS

Teck Resources Limited (NYSE:TECK)	Director	2003 to 2014
Golden Star Resources (TSX:GSC; NYSE MKT:GSS; GSE:GSR)	Chairman	2010 to 2015
Gold Fields Limited	• Chairman of the Board • Chairman and CEO	1998 to 2005 1998 to 2002
World Gold Council	Chairman of the Board	2002 to 2005
Castle Group	Founder and CEO	1992 to 1998

Ronald J. Vance, **66**



Board Chairman of Southern Peaks Mining, LP

Class II Director (Term expires 2019)

Independent Director since April 2013

Chairman of the Compensation, Nominating & Governance Committee

QUALIFICATIONS AND EXPERIENCE

 **Board Service**
Currently a member of the CNG Committee and a Director of Royal Gold.

 **Finance and International Business Experience**
- Expertise in capital markets, finance and mergers and acquisitions in the mining industry
- Expertise in managing the generation, negotiation and execution of complex, large-scale transactions.
- Experience building strategic commercial relationships with a broad range of international companies and developing and executing corporate and structured financing arrangements.

 **Industry and Mining Experience**
More than 30 years of executive experience in the mining industry.

 **Business Development and Marketing**
Extensive experience in corporate development, strategic planning, project development and marketing of precious metals.

 **Industry Association Participation**
Past Director of the Gold Institute and World Gold Council; past member of Denver Gold Group and various trade association committees.

EDUCATION

- Bachelor of Arts degree from Hobart College
- Master of Business Administration degree from Columbia University

◇ PREVIOUS BOARD AND/OR EXECUTIVE POSITIONS

Teck Resources (NYSE:TECK)	Senior Vice President, Corporate Development	2006 to 2014
Rothschild Inc.	Managing Director/Senior Advisor	2000 to 2005
Rothschild (Denver) Inc.	Managing Director	1991 to 2000
Newmont Mining Corporation	• Vice President Project Development • Vice President Marketing	1989 to 1991 1983 to 1989
Amax Copper Inc.	Director, Copper Sales and Manager, Specialty Copper Sales	1978 to 1983

Sybil E. Veenman, 55



Retired Mining Executive

Class III Director (Term expires 2020)

Independent Director since January 2017

Compensation, Nominating and Governance Committee Member

QUALIFICATIONS AND EXPERIENCE


Board Service
Currently a member of the CNG Committee and a Director of Royal Gold. Independent Director of IAMGOLD, Noront and NexGen Energy Ltd.


Corporate Governance
Chair of Nominating and Corporate Governance Committee of IAMGOLD and chair of Compensation, Governance and Nominating Committee of Noront; completed Institute of Corporate Directors, Director Education Program and achieved ICD.D designation from the Institute; played key role in review and restructuring of governance practices and policies at Barrick following adoption of Sarbanes-Oxley Act.


Industry, Mining and International Experience
More than 20 years of experience with international gold mining company with large portfolio of operating mines, development projects and exploration properties across five continents.


Leadership Experience
Served as member of Executive Leadership Team of Barrick; General Counsel of Barrick, heading global legal department comprised of approximately 35 lawyers in 11 countries.


Legal and Compliance
Previously General Counsel of Barrick, heading global legal department, with responsibility for managing overall legal affairs of the company including: legal support of mergers and acquisitions, debt and equity financings; management of litigation; development and oversight of key compliance policies and programs; and engaged in private practice with a focus on corporate/commercial, mergers and acquisitions and securities. Joint oversight responsibility for enterprise risk management, security/asset protection and community, health, environment, safety and security audit functions at Barrick.


Reputation in the Industry
Over 20 years experience with major international mining company.

EDUCATION

Bachelor of Laws degree from the University of Toronto, admitted to Ontario Bar in 1989

◇ CURRENT BOARD AND/OR EXECUTIVE POSITIONS

NexGen Energy Ltd. (NYSE: NXE)	Independent Director	August 2018 to present
IAMGOLD Corporation (NYSE:IAG)	• Independent Director • Member of Safety, Environmental and Reserves Committee • Chair of Nominating and Corporate Governance Committee	2015 to present
Noront Resources Ltd. (TSX:V:NOT)	• Independent Director • Chairman of the Compensation, Governance and Nominating Committee • Member of the Environmental, Health, Safety and Sustainability Committee	2015 to present

◇ PREVIOUS BOARD AND/OR EXECUTIVE POSITIONS

Barrick Gold Corporation (NYSE:ABX)	• Senior Vice President, General Counsel and Member of Executive Leadership Team	2010 to 2014
	• Various roles including Vice President Associate General Counsel and Senior Vice President Associate General Counsel	1994 to 2010
Lac Minerals Ltd.	Associate General Counsel and Secretary	1994
Fasken Campbell Godfrey, barristers and solicitors	Associate	1989 to 1994

Independence of Directors

The Board of Directors determined that each Director, except for Mr. Jensen, who is the President and CEO of the Company, is "independent" under the listing standards of the Nasdaq Stock Exchange ("Nasdaq"). The Board of Directors also determined that the Directors designated as "independent" have no relationship with the Company that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a Director.

Board Succession, Recruitment and Nomination and Election

1	Succession Planning	The Compensation, Nominating & Governance Committee ("CNG Committee") considers current and long-term needs of our evolving business and seeks potential Director candidates in light of emerging needs, current Board structure, tenure, skills, diversity and experience.
2	Identification of Candidates	The CNG Committee identifies a pool of qualified Director candidates through a robust search process, which includes use of an independent search firm, and assesses candidates' skills, experience and background. Among other qualifications, the CNG Committee considers: • Experience in the mining industry • Diversity • Integrity and perspective • Broad business judgement and leadership skills • Personal qualities and reputation in the business community • Ability and willingness to commit adequate time to Board and Committee duties
3	Meeting with Candidates	Potential Director candidates are interviewed by the Chairman, CEO and members of the CNG Committee.
4	Decision and Nomination	The CNG Committee recommends, and the full Board selects nominees that are best qualified to serve the interests of the Company and the stockholders.
5	Election	If nominees are approved by the Board, stockholders consider the nominees for election to the Board and elect Directors, in most cases, to serve three-year terms.

The Board's Role and Responsibilities

The Board is elected by stockholders to oversee management and assure that stockholders' long-term interests are being served. A significant portion of the Board's oversight responsibility is carried out through its independent Committees, the Audit and Finance Committee and the Compensation, Nominating and Governance Committee. All Committee members satisfy the Nasdaq and SEC definitions of Independent Director. Each Committee meets regularly throughout the year, reports its actions to the Board, receives reports from senior management, and evaluates its performance annually. Each Committee is authorized to retain outside advisors.

Board Oversight of Risk Management

The Board of Directors has overall responsibility for risk oversight with a focus on the most significant risks facing the Company. The Board of Directors relies upon the President and CEO and other members of management to supervise day-to-day risk management. The President and CEO reports directly to the Board and certain Board Committees on such matters, as appropriate.

The Board of Directors delegates certain oversight responsibilities to its Committees. For example, while the primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics rests with the management of the Company, the Audit and Finance Committee provides risk oversight with respect to the Company's financial statements, the Company's compliance with certain legal and regulatory requirements and corporate policies and controls, the selection, retention, qualifications, objectivity and independence of the independent auditors, and cybersecurity. Similarly, the Compensation, Nominating and Governance Committee provides risk oversight with respect to the Company's compensation program, governance structure and processes, the Company's compliance with certain legal and regulatory requirements, and succession planning.

The Board also oversees a robust enterprise risk management program designed to identify, define, manage and, when necessary, mitigate risks confronting the Company. The enterprise risk management program is administered, reviewed and updated by management on an ongoing basis, and reviewed by the Board of Directors quarterly.

Succession Planning

One of the primary responsibilities of the Board and management is to ensure that the Company has qualified leadership possessing the appropriate knowledge, experience and skills to successfully execute its business and strategic plans. Management is actively engaged in leadership development, including regular discussions concerning the development and retention of critical talent to promote future success, and the creation of opportunities for individual personal and professional development. In addition, the Board regularly reviews and discusses succession plans for both the Board and senior executives, including the President and CEO, during Board Committee meetings and executive sessions of the full Board. Directors become familiar with potential successors for senior executive positions through various means, including Board meeting presentations and less formal interactions throughout the course of the year.

The Board's practice is to prepare for planned or unplanned changes in leadership in order to ensure the long-term continuity and stability of the Company. Accordingly, the Board has well-considered options available to respond to an unexpected vacancy in the President and CEO position.

Commitment to Corporate Social Responsibility

With just 23 employees across four offices in three countries, Royal Gold's corporate footprint is modest. We nonetheless acknowledge international concerns related to climate change, sustainability and the protection of the global environment, particularly as those concerns may be influenced by the mining industry. Royal Gold is committed to preserving and protecting the environment, promoting the health and safety of our employees, and respecting local cultures and values in the communities where we invest.

We believe responsible mineral development can benefit local communities and create sustainable value for all stakeholders. As a member of the World Gold Council, we endorse the ICMM 10 Principles for sustainable development in the mining and metals industry. Our assets are passive investments, meaning that we do not conduct mining operations on the properties in which we hold stream or royalty interests. However, Royal Gold seeks new investment opportunities with responsible operators, and

we regard environmental stewardship and commitment to sustainability as key aspects of well-managed mining projects. Accordingly, our review of any new investment includes consideration of the operator's commitment to these fundamentals.

After we make a stream or royalty investment, we monitor the continuing effectiveness of the operators' environmental and social practices. Many of our operators implement the ICMM 10 Principles or subscribe to other international charters respecting environmental and social issues, and actively contribute in ways that positively impact the communities where they mine. We encourage their efforts and often make our own financial contributions in support of their programs.

At our Peak Gold Project in Alaska, we work with our joint venture partner to support the local Tetlin native community by funding social, environmental and other initiatives, administering secondary and post-secondary educational programs and providing other development opportunities to Tetlin village residents.

Safety, environmental stewardship and sustainability are also key elements of Royal Gold's corporate culture. Our company policies promote a safe and healthy workplace and require strict adherence to legal and ethical standards in our business practices. This culture carries beyond our offices, as a number of our current and former directors, officers and employees are active in or otherwise support educational institutions and non-profit organizations furthering such causes as promotion of community health, elimination of food insecurity and protection of at-risk children.

Stockholder Engagement

We are committed to creating long-term value for our stockholders. To ensure alignment with their best interests, we engage with our major stockholders throughout the year on a variety of topics, including our financial performance, growth strategy, corporate governance practices and our executive compensation program. Although we have always received more than majority support for our executive compensation programs, stockholder support from 2013 through 2015, in the low- to mid-70% range, was in our view unacceptable. The CNG Committee began working with its independent executive compensation consultant in early 2015 to address concerns expressed earlier by some of our stockholders and proxy advisors. Members of our management team also solicited feedback from investors representing approximately 50% of our outstanding shares concerning both our historic executive compensation program and the material program changes then under consideration. Generally, stockholders confirmed appreciation for increasingly transparent executive compensation disclosure, support for our compensation benchmarking practices, including peer selection methodology, and support for program enhancements then under consideration.

Communication with Directors

Any stockholder who desires to contact the Company's Board of Directors may do so by writing to the Vice President, General Counsel and Secretary, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202.

Any such communication should state the number of shares beneficially owned by the stockholder making the communication. The Vice President, General Counsel and Secretary will forward any such communication to the Chairman of the CNG Committee and will forward such communication to other members of the Board of Directors as appropriate, provided that such communication addresses a legitimate business issue. Any communication relating to accounting, auditing or fraud will be forwarded to the Chairman of the AF Committee.

Board Structure

The Board of Directors does not have a prescribed policy on whether the roles of the Chairman and CEO should be separate or combined but believes that the best structure for the Company's Board of Directors at this time is to have an independent non-executive Chairman. Mr. Hayes has served as Chairman of the Board since May 2014, as Chairman of the Audit and Finance Committee since November 2013, and as a Director of the Company since January 2008.

The Board believes its leadership structure is appropriate because it effectively allocates authority, responsibility and oversight between management and the Independent Directors.

Committees of the Board

AUDIT AND FINANCE COMMITTEE ("AF COMMITTEE")

The AF Committee is a standing Committee of the Board of Directors, consisting of the following persons:



William M. Hayes, Chairman
Jamie C. Sokalsky
Christopher M.T. Thompson

Committee Highlights:

- The AF Committee held six meetings during fiscal year 2018.
- All members are Independent under the Nasdaq listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.
- All members are considered "Audit Committee Financial Experts" as defined in Item 407(d) of Regulation S-K.
- All members satisfy the Nasdaq financial literacy and sophistication requirements.
- The Audit and Finance Committee Charter is available on the Company's website at www.royalgold.com under "Governance – Committees."

Roles and Responsibilities of the Committee

The AF Committee assists the Board of Directors in its oversight of the integrity of the Company's financial statements and compliance with legal and regulatory requirements and corporate policies and controls. The AF Committee has the direct responsibility to retain and terminate the Company's independent registered public accountants, review reports of the independent registered public accountants, approve all auditing services and related fees and the terms of any agreements, and to pre-approve any non-audit services to be rendered by the Company's independent registered public accountants. The AF Committee monitors the effectiveness of the audit

process and the Company's financial reporting, monitors the internal audit process and critical accounting policies, reviews the adequacy of financial and operating controls and evaluates the effectiveness of the AF Committee. The AF Committee is responsible for confirming the independence and objectivity of the independent registered public accountants. The AF Committee is also responsible for preparation of the AF Committee report for inclusion in the Company's Proxy Statement.

The AF Committee reviews and provides oversight of the Company's financial strategy, capital structure and liquidity position, including review and oversight of transactions involving public offerings of the Company's equity and debt securities, transactions involving material debt obligations, dividend policies and practices, liquidity and cash flow position, tax strategy and tax compliance, and investment policies and strategy. The AF Committee also reviews and provides oversight of transactions and expenditures specifically delegated to it by the Board of Directors, performs such other financial oversight responsibilities as the Board of Directors may request, and reviews the security of the Company's information technology systems and operations, including programs and defenses against cyber threats.

In addition, the AF Committee reviews and approves all related-party business transactions in which any of the Company's officers, Directors or nominees for Director have an interest and that may be required to be reported in the Company's periodic reports, and reports to the full Board of Directors on such matters.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE ("CNG COMMITTEE")

The CNG Committee is a standing Committee of the Board of Directors consisting of the following persons:



Ronald J. Vance, Chairman
C. Kevin McArthur
Sybil E. Veenman

Committee Highlights:

- The CNG Committee held four meetings during fiscal year 2018 and took action by unanimous written consent once.
- All members are considered "Outside Directors" as defined under Section 162(m) of the Internal Revenue Code.
- All members are considered a "non-employee Director" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended.
- All members are Independent under applicable Nasdaq listing standards.
- The CNG Committee Charter is available on the Company's web site at www.royalgold.com under "Governance – Committees."

Roles and Responsibilities of the Committee

The CNG Committee oversees the Company's compensation policies, plans and programs, reviews and determines the compensation to be paid to executive officers, and recommends compensation to be paid to the Company's Directors. The full Board reviews and considers the CNG Committee's director compensation recommendations prior to making final determinations. The CNG Committee also administers and implements the Company's incentive compensation and equity-based plans. The CNG Committee is responsible for overseeing preparation of the Compensation Discussion and Analysis and for preparing the report on executive compensation for public disclosure in the Company's Proxy Statement.

The CNG Committee may form subcommittees and delegate to its subcommittees such power and authority as it deems necessary or advisable. The CNG Committee has no current intention to delegate any of its authority with respect to determining executive officer compensation to any subcommittee. The CNG Committee does not delegate its responsibilities with respect to executive compensation to any executive officer of the Company.

In addition to compensation matters, the CNG Committee also identifies or reviews individuals proposed to become members of the Board of Directors and recommends Director nominees. In selecting Director nominees, the CNG Committee assesses the nominee's independence and considers his or her experience and areas of expertise, including experience in the mining industry, diversity, integrity, perspective, broad business judgment and leadership skills, personal qualities and reputation in the business community, and ability and willingness to commit adequate time to Board and Committee matters, all in the context of the perceived needs of the Board of Directors at that time. The Company does not have a stand-alone policy regarding the consideration of diversity in selecting Director nominees. However, the CNG Committee considers a wide range of criteria in nominee selection including diversity, social, technical, political, management, legal, governance, finance and broader business experience as well as other areas of expertise. These matters are considered through discussions at CNG Committee meetings and the executive sessions thereof.

The CNG Committee will consider Director candidates recommended by stockholders using the same criteria outlined above, provided such written recommendations are submitted to the Vice President, General Counsel and Secretary of the Company in accordance with the advance notice and other provisions of the Company's Bylaws.

The CNG Committee also advises the Board of Directors regularly on various corporate governance matters and principles, including regulatory actions impacting the Company. The CNG Committee reviews the content of and compliance with the Company's Board of Directors Governance Guidelines annually, and assesses compliance with corporate governance guidelines and requirements established by the SEC, Nasdaq and applicable laws and regulations.

Board Practices, Processes and Policies

Meetings and Attendance

During the fiscal year ended June 30, 2018 ("fiscal year 2018"), the Board of Directors held four regular meetings, all of which included executive sessions of the Independent Directors, three special meetings and took action twice by unanimous written consent. Each Director attended, in person or by telephone, 100% of the aggregate number of meetings of the Board of Directors and the Committee on which he or she served. It is the Company's policy that each Director attends each Annual Meeting, and all Directors attended last year's Annual Meeting.

Executive Sessions

The Independent Directors meet regularly in executive sessions. Executive sessions are generally scheduled immediately before or after each regular Board of Directors meeting. The independent Committees also meet regularly in executive sessions, generally scheduled immediately after each regular Committee meeting.

Board Self-Assessments

The Board and Committees conduct annual self-assessments to evaluate the needs, qualifications, experience, skills and balance of the Board and each Committee, and to ensure that the Board and each Committee is working effectively.

Board Orientation and Education

The Company conducts a thorough orientation program with each incoming director to efficiently introduce them to the Company, its management, business model and corporate strategy, financial condition, corporate organization and constituent documents, and its governance policies and practices.

The Company offers reimbursement for attendance at external director education programs. Directors also receive quarterly updates concerning legal, regulatory, accounting, finance, compliance and governance developments and trends, as well as in-depth annual topical presentations on matters of concern to public company directors.

Board Governance Guidelines

Upon recommendation from the CNG Committee, the Board of Directors adopted the Board of Directors' Governance Guidelines to assist the Board of Directors in the discharge of its duties and to serve the interests of the Company and its stockholders. The Board of Directors Governance Guidelines are reviewed on a yearly basis and updated when appropriate for evolving best practices and regulatory developments. The Board of Directors Governance Guidelines are available on the Company's website at www.royalgold.com under "Governance – Guidelines & Policies."

Code of Business Conduct and Ethics

The Company has long had in place a Code of Business Conduct and Ethics (the "Code") applicable to all of its Directors, officers and employees, including the President and CEO, the CFO and Vice President Strategy, and other persons performing financial reporting functions. The Code is reviewed on a yearly basis by the CNG Committee and Board and is updated when appropriate. The Code is available on the Company's website at www.royalgold.com under "Governance – Guidelines & Policies." The Code is designed to deter wrongdoing and promote (a) honest and ethical conduct; (b) full, fair, accurate, timely and understandable disclosures; (c) compliance with laws, rules and regulations; (d) prompt internal reporting of Code violations; and (e) accountability for adherence to the Code. The Company will post on its website any amendments to, or waivers from, any provision of the Code.

Certain Relationships and Related Transactions

The AF Committee's charter requires it to approve or ratify certain transactions involving the Company and "related persons," as defined under the relevant SEC rules. Any transaction with a related person, other than transactions available to all employees generally or involving aggregate amounts of less than $120,000, must be approved or ratified by the AF Committee. The policy applies to all executive officers, Directors and their family members and entities in which any of these individuals has a substantial ownership interest or control. In determining whether to approve, ratify, or disapprove of entry into a transaction, the AF Committee will consider all relevant facts and circumstances and will take into account, among other factors, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; whether the transaction would impair the independence of an Independent Director; and whether the transaction would present an improper conflict of interest for any Director or executive officer of Royal Gold. No related party transactions were required to be reported for fiscal year 2018.

Anti-Hedging, Anti-Pledging and Short Sale Policies

The Company's Insider Trading Policy prohibits Directors, executive officers and employees on the Company's restricted trading list from trading in the Company's common stock on a short term basis, purchasing the Company's common stock on margin, short sales of Company stock, buying or selling put or call options or other derivative securities relating to Company stock, engaging in hedging or monetization transactions, such as collars, equity swaps, prepaid variable forwards and exchange funds with respect to the Company's common stock, pledging Company stock as security for any obligation, participating in investment clubs that invest in the Company's securities, holding the Company's securities in a margin account, and, other than pursuant to a qualified trading plan, placing open orders (i) of longer than three business days or (ii) ending after a trading window closes. The Insider Trading Policy is reviewed on a yearly basis by the CNG Committee and the Board and is updated when appropriate.

Trading Controls

Directors, executive officers and employees on the Company's restricted trading list are required to receive the permission of the Company's Vice President, General Counsel and Secretary prior to entering into any transactions in Company securities, including gifts, grants and transactions involving derivatives. Generally, trading is permitted only during open trading periods. Directors, ex-executive officers and employees on the Company's restricted trading list may enter into a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These trading plans may be entered into only during an open trading period and must be approved by the Company.

Conditional Resignation Policies

Under the Company's Bylaws, each Director is required to execute a "conditional resignation" providing that such resignation shall be effective in the event (i) the Director fails to be elected at any annual meeting of the stockholders at which he or she stands for election or re-election, and (ii) the Board notifies the Director or publicly announces that it accepted the resignation. A majority of the disinterested Directors has discretion whether to accept or reject the Director's resignation.

Under the Company's Board of Directors' Governance Guidelines, any director reaching the age of 72 must submit a written offer of resignation. A majority of the disinterested Directors has discretion to accept or reject such offers of resignation, which will be considered annually for so long as the affected Director remains in office. During fiscal year 2018, the offer of resignation previously submitted by Mr. Hayes was reviewed but was not accepted by the disinterested Directors.

Director Compensation

Royal Gold's compensation for non-employee Directors is designed to reflect current market trends and developments with respect to compensation of board members, including the award of a higher proportion of total compensation in equity than in cash.

The CNG Committee is responsible for evaluating and recommending to the independent members of the Board of Directors the compensation paid to non-employee Directors. The independent members of the Board of Directors consider the CNG Committee recommendation and make final determinations of non-employee Director compensation.

The Company does not have a retirement plan for non-employee Directors. Executive officers who are also Directors are not paid additional compensation for their services on the Board of Directors. Therefore, Mr. Jensen, as President and CEO, does not receive any compensation for his services as a Director.

Peer Group Benchmarking

The CNG Committee retains an independent compensation consultant biennially to benchmark Director compensation against the Company-selected peer group, which is the same group of companies the CNG Committee uses to benchmark executive compensation (see page 46 for a list of these companies). When considering Director compensation for fiscal year 2018, the CNG Committee reviewed and considered the results of a benchmark study conducted by Hugessen Consulting Inc. ("Hugessen") dated May 2016.

In addition to benchmarking the amount of Director compensation against the Company's peer group using several methodologies, the 2016 study also compared the forms of compensation paid to the Company's Directors to the forms of compensation paid to peer group directors, as well as the share ownership guidelines applicable to directors of the Company and its peer group.

Components of Director 2018 Compensation Program

Based upon its work with Hugessen, the CNG Committee recommended and the Independent Directors approved, for the third consecutive year, that no changes be made to total Director compensation or to the forms or proportions of compensation for fiscal year 2018. In order to maintain a similar proportion of cash and restricted stock or restricted stock unit value compared to that awarded for fiscal year 2017, while holding cash compensation constant for fiscal year 2018, the resulting number of shares of restricted stock or restricted stock units to be awarded to each non-employee director for fiscal year 2018 was determined to be 2,030 shares. The value of such shares was determined using a thirty-day volume weighted average price for the period ending July 31, 2017.

Compensation Element for Non-Employee Directors	Fiscal Year 2018 Compensation Program
Annual Board Retainer	$60,000
Board and Committee Meeting Fees	$1,500 / Meeting Attended
Annual Board Chairman Retainer	$115,000
Annual Committee Chairman Retainer*	$15,000
Annual Equity Retainer	$161,000 in Restricted Stock**

* Includes chairmanship for each of the AF Committee and the CNG Committee.

** On August 23, 2017, each non-employee United States Director was granted 2,030 shares of restricted stock, and each non-employee Canadian Director was granted 2,030 restricted stock units. Half of these shares vested immediately upon grant and the remaining half of these shares vested on the first anniversary of the grant date.

2018 Director Compensation

The following table provides information regarding compensation earned by the Company's non-employee Directors for their services during fiscal year 2018. Amounts shown for each Director vary due to service on Committees or as Committee chairs. The annual retainers for fiscal year 2018 were paid in cash on a quarterly basis.

Director	Paid in Cash[2] ($)	Stock Awards[3] ($)	Total ($)
M. Craig Haase[1]	34,125	161,000	195,125
William M. Hayes	208,000	161,000	369,000
C. Kevin McArthur	76,500	161,000	237,500
Jamie C. Sokalsky	78,000	161,000	239,000
Christopher M.T. Thompson	78,000	161,000	239,000
Ronald J. Vance	84,000	161,000	245,000
Sybil Veenman	84,000	161,000	245,000

[1] Mr. Haase did not stand for re-election at the November 16, 2017 Annual Meeting of Stockholders. His service to the Board of Directors ended on that date.

[2] Amount of cash compensation earned for Board and Committee service in fiscal year 2018.

[3] The amounts shown represent the total grant date fair value, determined in accordance with Accounting Standards Codification ("ASC") 718, of restricted stock awards in fiscal year 2018. Amounts shown do not represent cash payments made to the individuals, amounts realized or amounts that may be realized. Refer to Note 7 to the Company's consolidated financial statements contained in the Company's 2018 Annual Report on Form 10-K filed with the SEC on August 9, 2018, for a discussion on the valuation of the restricted stock awards/units. In accordance with ASC 718, the grant date fair value for each restricted stock award/unit in fiscal year 2018 was $87.42, which was the closing price of Royal Gold's common stock on the Nasdaq Global Select Market on August 23, 2017, the date of grant. Restricted stock awards related to continued service for non-employee Directors vest 50% immediately upon grant and 50% on the first anniversary of the date of the grant. As of June 30, 2018, each of Ms. Veenman and Messrs. Hayes, McArthur, Sokalsky, Thompson and Vance held 1,015 shares of unvested restricted stock. Mr. Haase did not stand for re-election to the Board of Directors of the Company at the 2017 Stockholders Meeting. On November 15, 2017, the CNG Committee recommended and the Board of Directors approved, with Mr. Haase abstaining, acceleration of Mr. Haase's 1,015 shares of unvested restricted stock effective November 16, 2017, in recognition of Mr. Haase's ten years of service to the Company.

DIRECTORS' DEFERRED COMPENSATION PLAN

The Company offers a Deferred Compensation Plan ("DCP") to its Independent Directors. The DCP is a voluntary program that allows participants to set aside eligible cash and equity compensation in a tax-deferred vehicle for retirement or other life event purposes. This DCP allows the participant to elect to receive certain income in a future year that would otherwise be paid in the upcoming year. This means that these amounts are not subject to federal income tax at the time of contribution to the plan. The DCP is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Five of the six Independent Directors elected to defer one-hundred percent (100%) of their fiscal year 2018 equity compensation.

Expenses

Non-employee Directors are reimbursed for all of their out-of-pocket travel, lodging and meal expenses incurred in connection with their travel in service to the Board. Reimbursements do not include compensation for the value of our Directors' time spent traveling on Board business.

Director Stock Ownership Guidelines

All non-employee Directors are expected to have a significant long-term financial interest in the Company. To encourage alignment with the interests of stockholders, each non-employee Director is expected to own shares of Royal Gold common stock equal in value to ten (10) times the annual cash retainer, excluding meeting fees or retainers awarded to the Chairmen of the Board or any Committee, within five years from the date of their respective first restricted stock grant. As of September 17, 2018, all of the Directors exceed their ownership guidelines except Ms. Veenman who joined the Board in January 2017. All non-employee Directors are required to hold 50% of the shares of common stock acquired pursuant to any equity grant, net of any shares sold to cover withholding taxes, until they meet their ownership target.

GUIDELINE VALUE OF COMMON STOCK TO BE OWNED

Director	**10x** Cash Annual Retainer

PROPOSAL

2

ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

 The Board of Directors Unanimously Recommends a Vote **FOR** Approval of the Advisory Resolution on Executive Compensation

As required by Section 14A of the Exchange Act, we seek stockholder approval of an advisory resolution on the compensation of our NEOs as described in the Compensation Discussion and Analysis, the compensation tables and related narrative discussion included in this Proxy Statement.

This proposal, commonly known as a "Say on Pay" proposal, gives stockholders the opportunity to approve, reject or abstain from voting with respect to our fiscal year 2018 executive compensation programs and policies and the compensation paid to the NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs as described in this Proxy Statement.

The Board recommends a "FOR" vote because it believes that our compensation policies and practices are effective in achieving the Company's compensation goals of paying a competitive salary, providing attractive annual and long-term incentives to reward growth and linking management interests with stockholder interests.

Key characteristics of our fiscal year 2018 executive officer compensation program are described beginning on page 39.

Stockholders are asked to approve the following advisory resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.

Although the vote on this proposal is advisory only, the CNG Committee will review and consider the voting results when evaluating our executive compensation program.

Vote Required for Approval

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve this proposal.

Compensation, Nominating and Governance Committee Report

The Compensation, Nominating and Governance Committee of the Board of Directors has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation, Nominating and Governance Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's annual report on Form 10-K for fiscal year 2018, and the Board of Directors has approved that recommendation.

This report is provided by the following Independent Directors, who comprise the Compensation, Nominating and Governance Committee:

Ronald J. Vance, Chairman   •   C. Kevin McArthur   •   Sybil E. Veenman

Compensation Discussion and Analysis

Executive Summary

Named Executive Officers

The following persons hold the executive officer positions at Royal Gold as of September 17, 2018:

Tony Jensen, 56



President, Chief Executive Officer and a Director

Tony Jensen has over 30 years of mining industry experience and is President and Chief Executive Officer for Royal Gold, Inc. Prior to Royal Gold, Mr. Jensen was the Mine General Manager of the Cortez Joint Venture and spent 18 years with Placer Dome. Mr. Jensen's extensive background is anchored in operational experience gained in the United States and Chile where he occupied several senior management positions. This operational experience is balanced by corporate administrative, finance and business development experience in various roles with Placer Dome and Royal Gold.

Mr. Jensen holds a Bachelor of Science degree in Mining Engineering from South Dakota School of Mines and Technology and also holds a Certificate in Finance from Golden Gate University in San Francisco. See page 18 for more details on Mr. Jensen.

William H. Heissenbuttel, 53



Chief Financial Officer and Vice President Strategy since June 2018

Mr. Heissenbuttel brings more than 25 years of corporate finance experience with 20 of those years in project and corporate finance in the metals and mining industry. From February 2007 through May 2018, he served as Vice President Corporate Development and has served as Chief Financial Officer and Vice President, Strategy from June 2018 to present. From January 2015 to June 2016, he served as Vice President Operations for the Company, and from April 2006 through January 2007, he was Manager Corporate Development for the Company. Mr. Heissenbuttel served as Senior Vice President from 2000 to 2006 and Vice President from 1999 to 2000 at N M Rothschild & Sons (Denver) Inc. From 1994 to 1999, he served as Vice President and then as Group Vice President at ABN AMRO Bank N.V. From 1987 to 1994, he was a Senior Credit Analyst and an Associate at Chemical Bank Manufacturers Hanover. Mr. Heissenbuttel holds a Master of Business Administration degree with a specialization in finance from the University of Chicago and a Bachelor of Arts degree in Political Science and Economics from Northwestern University.

Mark Isto, 58



Vice President Operations since July 2016

Mr. Isto has 34 years of experience in mining engineering, mine management and project development, most of which included international experience. He previously served as Executive Director, Project Evaluation for RGLD Gold (Canada) Inc., a wholly owned subsidiary of the Company, since January 2015. Prior to that, he served as Vice President Operations for First Nickel Inc. from May 2012 to December 2014 and served at the Vice President and Senior Vice President levels in the Projects Group at Kinross Gold Corp. from October 2006 to May 2012. He served as Mine General Manager of Golden Sunlight Mines, Inc. (Placer Dome America) from January 2004 to October 2006, and previously held numerous other management positions in Placer Dome's global operations, including Chief Engineer, Mine Superintendent, Project Director and Senior Advisor over a nearly 25-year career with Placer Dome. Mr. Isto holds a Bachelor of Science degree in Mining Engineering from Montana College of Mineral Science and Technology, as well as a Master of Business Administration degree in Business Administration from the University of Nevada - Reno.

Bruce C. Kirchhoff, 59



Vice President General Counsel since February 2007 and Secretary since July 2013

Mr. Kirchhoff has over 30 years of experience representing hardrock, industrial minerals, and mineral exploration and development companies. From 2004 through 2007, Mr. Kirchhoff was a partner with the law firm Carver Kirchhoff Schwarz McNab & Bailey, LLC. From January to December 2003, Mr. Kirchhoff was a partner with the law firm Carver & Kirchhoff, LLC, and from April 1996 through December 2002, Mr. Kirchhoff was a partner in the law firm Alfers & Carver, LLC. Prior to private practice, Mr. Kirchhoff was a senior attorney with Cyprus Amax Minerals Company from 1986 through 1996. Mr. Kirchhoff holds a J.D. from the University of Denver, a Master of Science in Mineral Economics from the Colorado School of Mines, and a Bachelor of Arts degree in Anthropology from Colorado College.

We Delivered Record Financial and Operating Results for Fiscal Year 2018

Despite rising interest rates, global trade conflicts, tense periods of political instability, changes to the U.S. tax code, concerns about the future direction of U.S. equities, and relatively flat average gold prices, we delivered solid, steady performance and achieved record revenue, operating cash flow, dividends and production volume for the second consecutive year. We delivered a total stockholder return of 20.2% for fiscal year 2018, placing the Company in the 80th percentile for one-year TSR among the constituents of the VanEck Vectors Gold Miners ETF ("GDX Constituents").

We took advantage of a relatively quiet time in business development to repay the remaining $250 million outstanding on our revolving credit facility, leaving the full $1 billion in borrowing capacity available for portfolio growth at June 30, 2018.

◇ **RECORD-SETTING 2018 FINANCIAL HIGHLIGHTS**

RECORD REVENUE	**RECORD OPERATING CASH FLOW**	**RECORD DIVIDENDS RETURNED TO STOCKHOLDERS**	**REVOLVING CREDIT FACILITY REPAID**
$459M	$329M	$64M	$1.1B Available Liquidity


+4% YOY


+23% YOY


4% YOY



◇ **2018 OPERATIONAL HIGHLIGHTS**

REVENUE BY METAL



11% Copper
9% Silver
3% Other
77% Gold

RECORD NET GEOs

289,300 ozs



ADDITIONAL ROYALTY INTEREST AT MARA ROSA PROJECT



Acquired additional 1.75% NSR on Amarillo Gold's Mara Rosa gold project in Brazil; adds to the 1% NSR previously acquired

We use the Same Key Metrics to Evaluate Corporate Performance that we use in our Compensation Programs

Our executives bear responsibility for driving Company performance, and their compensation is strongly correlated to the Company's performance based on the same key metrics that our Board of Directors utilizes to chart corporate strategy and evaluate our success in achieving that strategy. These key metrics are summarized in the table below. Their correlation to executive compensation is presented in much more detail, along with other compensation disclosures, in the executive compensation discussion following this Executive Summary.

◇ **TABLE 1 – KEY METRICS OF CORPORATE OPERATIONAL, FINANCIAL AND STRATEGIC PERFORMANCE**

Key Metric	Description of Key Metric	Element of Compensation
Operating Cash Flow Multiple	Measures the Company's relative market performance against its peers and directly reflects production performance, financial discipline and portfolio quality	Short-term Incentive
Net GEO Production Relative to Budget	Measures the production success of the Company's existing asset portfolio	Short-term Incentive
Cost Containment	Measures management's ability to manage the Company's business in a cost-efficient manner	Short-term Incentive
Growth in Net GEO Production	Measures the Company's success in growing its business through acquisitions of new stream and royalty interests completed during the relevant fiscal year	Performance Shares
TSR Relative to the GDX Constituents	Measures the value created for Royal Gold's stockholders	Performance Shares
Net Revenue Target	Establishes a minimum financial threshold required before NEOs may receive awards of restricted stock	Restricted Shares

Stockholder Engagement Resulted in Executive Compensation Transformation

In August 2015, the CNG Committee introduced significant changes to the executive compensation program approved for fiscal year 2016. These changes are summarized in the following table. We believe these changes in conjunction with stockholder engagement efforts were key to receiving approximately 97% voter support for our executive compensation program at our annual meeting of stockholders in November 2016 and 2017.

Stockholder and Advisor Concerns Before FY 2016	What We Do Now	CD&A Reference
Enhance transparency of annual short-term incentive calculations	Utilize a formulaic short-term incentive scorecard with pre-determined performance metrics and targets	Page 40 ▸
Reduce multiple vesting opportunities; increase measuring period for performance shares	Utilize five-year, three-year and one-year vesting periods for performance shares, and cliff vesting for one-half of performance shares awarded	Page 43 ▸
Adopt relative TSR as a performance measure; consider multiple performance measures	Utilize relative TSR and growth in net revenue (expressed in terms of growth in production volume) as performance measures for performance shares	Page 43 ▸
Link performance measures to specific strategic objectives that our stockholders value: a balance of growth and financial discipline	Utilize an absolute production target in short-term incentive scorecard and a growth-in-production target in performance share measures. Utilize operating cash flow multiple as a short-term incentive measure, which measures our relative market performance against that of our peers and directly reflects production performance, financial discipline and portfolio quality	Pages 41, 43 ▸
Continue benchmarking against peers in the precious metals industry with similar market capitalization	Royal Gold-selected peer group reflects our largest competitors and companies of similar market capitalization in the precious metals industry	Page 46 ▸

The Company intends to continue engaging with its stockholders, and the CNG Committee will continue considering the results of these engagements when evaluating our compensation philosophy, policies and practices, and when making future compensation decisions for our executives.

We Employ Compensation Best Practices

Our largest stockholders concur that many components of our existing executive compensation plan align well with governance best practices and the best interests of our long-term stockholders. The following are representative practices we do and do not employ:

WE DO

- ✓ **Pay for Performance:** Over 80% of our CEO's and 68% of our other NEOs' total direct compensation for fiscal 2018 was variable and not guaranteed
- ✓ **Utilize multiple performance measures** for both short- and long-term incentive programs
- ✓ The Board of Directors **sets challenging short- and long-term goals** focused on growth and generating long-term returns for stockholders
- ✓ **Establish target and maximum awards** in our short- and long-term incentive programs
- ✓ **Utilize a formulaic scorecard** for short-term incentives
- ✓ **Use a peer group of gold-focused companies** of comparable market capitalization and correlation to gold prices to benchmark performance and compensation levels
- ✓ **Target NEO total direct compensation at mean** of our peer group
- ✓ Require the Company's executive officers to meet **robust stock ownership guidelines** to assure that their interests are aligned with those of our stockholders
- ✓ Apply a **"double trigger" to vesting equity awards** made under the 2015 LTIP in the event of a change-in-control. This means that vesting of these awards is accelerated upon a change-in-control only if the executive is also terminated under certain circumstances or if outstanding awards are not assumed by the acquirer following a change-in-control
- ✓ **Engage annually with stockholders** to solicit feedback on our compensation and governance programs and any other areas of concern
- ✓ **Continually monitor our compensation program** to assess and mitigate any compensation-related risks
- ✓ **Maintain the strict independence of the CNG Committee** members and ensure that the **independent compensation consultant reports directly to the CNG Committee** rather than management
- ✓ All **executives** may **participate in retirement plans on the same terms as other eligible employees**

WE DON'T

- ✗ Guarantee salary increases or annual short-term incentive payments for our NEOs
- ✗ Provide perquisites or other special benefits to the executive officers
- ✗ Permit re-pricing of stock options without stockholder approval
- ✗ Provide for excise tax gross-ups of any kind, including for change-in-control payments, in employment agreements
- ✗ Permit executive officers or Directors to hedge or pledge Royal Gold stock
- ✗ Maintain a defined benefit pension plan or any special executive retirement plans

Our Compensation Philosophy and Objectives Support Company Performance

The CNG Committee sets and administers executive compensation philosophy, objectives and design. Our fundamental compensation philosophy is to recruit, retain and reward high-performing executive officers who will:

- Drive Company growth and profitability;
- Increase long-term value for our stockholders;
- Manage the Company in a responsible manner; and
- Maintain the Company's reputation for management excellence.

When designing executive compensation, the CNG Committee seeks to achieve the following objectives:

- Attract and retain the highest caliber personnel on a long-term basis;
- Align management's interests with the advancement of long-term, sustainable stockholder value;
- Provide incentive compensation based on the Company's performance on key financial, operational and strategic goals;
- Encourage creativity and innovation; and
- Discourage excessive risk-taking.

Our Executive Compensation Design Includes a Mix of Base Salary and Short- and Long-Term Incentives

The Company's total direct executive compensation program includes base salary, a short-term cash incentive and long-term equity incentives. The majority of target compensation (80% of CEO pay and 68% of NEO pay) is offered in variable pay, with an emphasis on long-term equity, to best align our executives' interests with our stockholders' interests:



	CEO	Element	When	Fiscal year 2018 performance measures	Measuring period	How payout determined	Other NEOs
CASH	19%	Salary	Reviewed yearly	Overall performance & achievements	Ongoing	Benchmarking and individual performance	30%
	19%	Short-term Incentive	Awarded annually for prior fiscal year	Financial, operational, strategic & individual measures (page 40)	1 year	CNG Committee verification: Degree to which performance measures were met or exceeded	17%
EQUITY	61%	Options and SARs	Awarded annually for next fiscal year	Corporate performance (page 42)	1-3 year vesting	Corporate performance	51%
		Restricted Shares		Net Revenue Target and Service (page 42)	3-5 year vesting	CNG Committee verification: Net Revenue Target met or exceeded	
		Performance Shares (GEO)		Growth in annual Net GEO production (page 43)	Annually up to year 5	CNG Committee verification: Degree to which performance measures were met or exceeded	
		Performance Shares (TSR)		TSR percentile compared to GDX Constituents (page 43)	1 and 3 years		
OTHER	1%	Benefits					2%*

* Does not include certain payments made to Mr. Wenger pursuant to his Employment Agreement upon separation from service to the Company effective June 8, 2018.

Our executive compensation continues to be significantly "at risk." Over 80% of our CEO's total direct compensation, and 68% of our other NEOs' total direct compensation for fiscal year 2018 was performance-based, and not guaranteed.

We Established Threshold, Target and Maximum Payouts for Short-Term Incentives and Long-Term Performance Shares Correlated to Key Company Performance Metrics

The CNG Committee established threshold, target and maximum payouts for short-term incentives and for the GEO Share and TSR Share performance measures, which range from zero payout if no threshold performance measure is achieved, to 200% payout if each maximum performance measure is achieved or exceeded.

The CNG Committee believes that

- *Threshold* level performance goals should be set to the minimum acceptable performance level, below which performance is not worthy of variable compensation;
- *Target* level performance goals should be consistent with the annual budget and the Company's strategic plan, but should be challenging to achieve; and
- *Maximum* level performance should be set to require a significant stretch to achieve; they are exemplary performance levels that exceed near term targets and are worthy of payout up to a maximum 200% of target.

We Established a Hurdle for Fiscal Year 2018 Incentive Awards

The CNG Committee required the Company to achieve a $240 million Net Revenue Target for fiscal year 2018 in order for the Company's executive officers to be eligible to vest in restricted stock awarded in August 2017. For this purpose, "Net Revenue" means our reported revenue, less reported cost of sales, and less any revenue recognized from our Voisey's Bay royalty.

The Committee determined to exclude revenue recognized from our Voisey's Bay royalty (historically a significant revenue contributor) from "Net Revenue" because the operator of the Voisey's Bay mine unilaterally changed the royalty calculation methodology in a manner that eliminated royalty revenue—a methodology the Company aggressively disputed until the litigation was successfully resolved in September 2018.

The Net Revenue Target applicable to restricted stock awards made in August 2017 was surpassed in fiscal year 2018, with Net Revenue of $375 million. As a result, the Company's executive officers became eligible to vest in the restricted stock awarded in August 2017.

Elements of Total Direct Compensation

Base Salary

Base salary is the fixed cash amount paid to our executive officers each fiscal year. Base salaries are benchmarked in alternating years by the CNG Committee's independent compensation consultant and are reviewed and approved by the CNG Committee annually to align or maintain salaries at or near the mean of our compensation peers. In years when independent benchmarking is not performed, the CNG Committee ages the most recent benchmarking results using a U.S. Department of Labor cost-of-living index for the geographic region that includes the Company's Denver, Colorado headquarter office.

The CNG Committee engaged Hugessen during fiscal year 2017 to benchmark our executive compensation against our compensation peers. After considering Hugessen's 2017 benchmarking study, the CNG Committee adjusted prior year base salaries to include a 3.1% cost of living increase and, where appropriate, a further adjustment aligning each executive officer's fiscal year 2018 base salary with those of the same or similar officer positions at our peer companies:

◇ TABLE 5 – CEO AND NEO BASE SALARY

Name	Title	FY2017 Salary ($)	FY2018 Salary ($)	% Increase
Tony Jensen	CEO and President	720,000	750,000	4.2%
Stefan Wenger[1]	CFO and Treasurer	440,000	455,000	3.4%
William Heissenbuttel[2]	VP Corporate Development	470,000	485,000	3.2%
Mark Isto[3]	VP Operations	350,000	390,000	11.4%
Bruce C. Kirchhoff	VP, General Counsel and Secretary	386,000	400,000	3.4%

[1]   Effective June 1, 2018, Mr. Wenger resigned from his position as Chief Financial Officer and Treasurer of the Company.

[2]   Mr. Heissenbuttel was appointed to Chief Financial Officer and Vice President Strategy effective June 1, 2018.

[3]   Mr. Isto became an executive officer of the Company on July 1, 2016. Adjustments were made to his base salary in August 2016 and 2017 to position his total direct compensation near the mean of his executive compensation peers.

Short-Term Incentive Awards

WE CONTINUED UTILIZING A SHORT-TERM INCENTIVE SCORECARD

The CNG Committee utilizes a formulaic scorecard including pre-determined Financial, Operational and Strategic Performance Measures, as well as Individual Performance Measures, for determining awards of short-term incentives. The CNG Committee believes the scorecard greatly enhances transparency, utilizes more commonly-used and easily-understood financial and operational measures than the prior methodology, and better aligns NEO pay with the Company's fiscal year performance. The scorecard was well-received by our stockholders and the proxy advisors, and continued in use for fiscal year 2018.

Forty percent of our NEOs' short-term incentive eligibility depended on the Company's performance against three financial and operational metrics:

Our operating cash flow ("OCF") multiple relative to those of the GDX Constituents before working capital changes. The operating cash flow multiple measures our relative market performance against that of our peers and directly reflects production performance, financial discipline and portfolio quality;

Net GEO production relative to the Company's fiscal year 2018 budget forecast. Net GEO production relative to budget represents the production success of our existing asset portfolio. Net GEO production for purposes of determining short-term incentives is the result of our operators' aggregate mineral production subject to our stream and royalty interests, net of Voisey's Bay production, multiplied by metal prices used in our fiscal year 2018 budget, less reported cost of sales, divided by the gold price used in our fiscal year 2018 budget; and

Our ability to hold costs in line with our budget. The cost containment metric measures our ability to conduct the Company's business in a cost-efficient manner.

Forty percent of our NEOs' short-term incentive eligibility depended on the degree to which the Company achieved four strategic objectives: acquiring new streaming and royalty assets; identifying a new deposit, drilling and increasing mineralized material at the Company's Peak Gold joint venture in Alaska; preparing the Voisey's Bay litigation for trial in the first quarter of fiscal year 2019; and maintaining specific leverage and liquidity levels.

Twenty percent of our NEOs' short-term incentive eligibility depended on each NEO's performance against multiple unique corporate and personal goals designed to promote each NEO's superior individual performance and continued development and growth as an executive officer, as well as to promote management talent development below the officer level.

The CNG Committee established threshold, target and maximum payouts ranging from zero payout if no threshold measure is achieved, to 100% payout of target if each target measure is achieved, to 200% payout of target if all maximum measures are achieved or exceeded. The CNG Committee defined "target" as the mid-point of each NEO's short-term incentive range (75% to 125% of base salary for the CEO, and 60% to 90% of base salary for all other NEOs).

Table 6 summarizes the fiscal year 2018 short-term incentive measures and the payout thresholds associated with them.

◇ TABLE 6 – FISCAL YEAR 2018 SHORT-TERM INCENTIVE SCORECARD

Scorecard Measures	Weight	Threshold (0% payout)	Target (100% payout)	Max (200% payout)
Financial / Operational Objectives				
• Operating Cash Flow multiple relative to GDX Constituents (before working capital changes)[1]	20%	60th percentile	85th percentile	100th percentile
• Net GEO Production (ex-Voisey's Bay revenue, using fiscal year 2018 budget metals prices) vs. fiscal year 2018 budget	10%	80% of FY 2018 budget	100% of FY 2018 budget	120% of FY 2018 budget
• Cost Containment (excluding non-cash compensation, production taxes, exploration costs and extraordinary items)	10%	10% over FY 2018 budget	Meet FY 2018 budget	10% under FY 2018 budget
Strategic Objectives[2]: • Deploy Capital	15%	Invest threshold, target or maximum amounts to acquire new streaming and royalty assets during fiscal year 2018		
• Peak Gold	5%	Identify a new deposit, commence resource drilling, and increase mineralized material to specified level		
• Financial Strength after growing dividend	10%	Maintain specified Net Debt/EBITDA ratio and liquidity level for fiscal year 2018		
• Voisey's Bay Litigation preparation	10%	Manage preparation of the Voisey's Bay litigation for trial or earlier successful resolution		
Individual Performance Measures[2]	20%	Individualized corporate and personal performance targets and development goals for each NEO		
Total:	100%			

[1] Working capital changes represent the sum of changes in assets and liabilities as presented within the operating activities section of the Statement of Cash Flows.

[2] The CNG Committee determined that public disclosure of the specific Strategic Objective and Individual Performance goals could cause competitive harm to the Company and is not material to an understanding of fiscal year 2018 executive compensation.

SHORT-TERM INCENTIVES WERE AWARDED FOR FISCAL YEAR 2018

The CNG Committee, with assistance from management, utilized the scorecard to determine short-term incentive awards for fiscal year 2018 Company and individual performance, as follows:

The CNG Committee determined the Company's performance against each Financial, Operational and Strategic Performance Measure. The CEO determined each executive officer's (other than the CEO's) performance against their unique Individual Performance Measures, and the CNG Committee determined the CEO's performance against his Individual Performance Measures.

The scores for all measures were converted to a percentage of the target achieved and multiplied by the percent weight assigned to each measure. The results were totaled.

◇ TABLE 7 – ACTUAL PERFORMANCE VERSUS PERFORMANCE MEASURES FOR FISCAL YEAR 2018

Measure	Result	% of Target Achieved	Weight	Jensen	Wenger*	Heissenbuttel	Isto	Kirchhoff
OCF vs GDX Constituents	Met	153%	20%	30.7%	—	30.7%	30.7%	30.7%
Net GEO Production	Met	119%	10%	11.9%	—	11.9%	11.9%	11.9%
Cost Containment	Met	27%	10%	2.7%	—	2.7%	2.7%	2.7%
Capital Deployment	Not Met	0%	15%	0%	—	0%	0%	0%
Peak Gold	Met	100%	5%	5%	—	5%	5%	5%
Financial Strength	Met	100%	10%	10%	—	10%	10%	10%
Voisey's Bay Litigation	Met	150%	10%	15%	—	15%	15%	15%
Individual Performance			20%	24.7%	—	22.2%	22%	21.2%
Total Score			100%	99.98%	—	97.48%	97.28%	96.48%

*   Mr. Wenger did not receive short-term incentive compensation for fiscal year 2018 due to his separation from the Company in June 2018.

The total score was divided by 100 and multiplied by the midpoint of each NEO's short-term incentive range, as described above. As indicated in Table 8, the NEOs as a group were awarded short-term incentives at or slightly below target.

◇ TABLE 8 – ACTUAL SHORT-TERM INCENTIVE AWARDS FOR FISCAL YEAR 2018

	Jensen	Heissenbuttel	Isto	Kirchhoff*
Target (Midpoint of Short-Term Incentive Range)	$750,000	$363,750	$285,000	$300,000
Individual Total Score/100	.999	.975	.973	.965
Actual Short-Term Incentive	$750,000	$355,000	$276,000	$289,000
Bonus	—	—	—	$ 10,000

*   In addition to the cash amount determined by the short-term incentive scorecard, the CNG Committee awarded Mr. Kirchhoff a cash bonus of $10,000 for his role in preparing the Voisey's Bay litigation for trial in the first quarter of fiscal year 2019.

Long-Term Incentive Awards

OUR LONG-TERM INCENTIVES ALIGN MANAGEMENT OBJECTIVES WITH STOCKHOLDERS' INTERESTS

Long-term incentive compensation is designed to encourage executive officers to manage the Company's business over a multi-year period by delivering a significant portion of each officer's potential total direct compensation at a future date.

- The CNG Committee administers the 2015 Omnibus Long-Term Incentive Plan ("2015 LTIP") by:
  - Undertaking a careful risk analysis to assure that executive officers are guided by appropriate incentives while discouraging excessive risk-taking;
  - Establishing performance measures and goals designed to align management's objectives with stockholders' long-term interests;
  - Considering the degree to which financial, operational and strategic goals and objectives have been met; and
  - Determining the equity awards for our NEOs each year.

- Annual long-term incentive awards are driven primarily by:
  - The Company's achievement of performance goals that are consistent with Company strategy and generating long-term returns for stockholders; and
  - The Company's overall goal to maintain total direct compensation at the mean of our compensation benchmarking peers.

WE UTILIZE THREE FORMS OF EQUITY AWARDS, EACH SERVING A DIFFERENT PURPOSE

Stock Options and Stock-Settled Stock Appreciation Rights

Stock options and Stock-Settled Stock Appreciation Rights ("SARs") are considered long-term awards and are intended to promote sustainable business results by encouraging management to achieve share price appreciation. A SAR is a right to receive, upon exercise, the excess of the fair market value of one share of stock on the date of exercise over the grant price of the SAR. SARs are settled in shares of the Company's common stock. The grant price for options and SARs is the closing price of the Company's common stock on the Nasdaq Global Select Market on the date of grant. Options and SARs have ten-year terms, and vest in equal annual increments over three years beginning on the first anniversary of the grant. Once granted, options and SARs are not subject to any future price adjustment.

We typically award the first $100,000 in value of stock options in the form of incentive stock options (the limit for incentive stock options under the Internal Revenue Code) and amounts above $100,000 are typically awarded in the form of SARs.

Restricted Stock

Awards of restricted stock and restricted stock units ("RSUs") focus on retention by securing the long-term commitment of our executives. Restricted stock and RSUs vest in equal annual increments on the third, fourth and fifth anniversaries of the date of grant.

Shares of restricted stock awarded to our U.S.-based executives are considered issued and outstanding with respect to which executives may vote and receive dividends paid in the ordinary course to other Royal Gold stockholders. RSUs awarded to our Canada-based employees do not entitle the executives to vote or receive dividends, although executives receive a cash payment (or dividend equivalent) in the amount of declared dividends at the time dividends are paid.

In addition to service-based vesting requirements for historical restricted stock awards, the CNG Committee introduced a performance-based vesting requirement beginning with restricted stock awards made to NEOs in August 2012 for fiscal year 2013. For restricted stock awarded before August 2015, all stock underlying an annual award would have been forfeited if the Company failed to meet an Adjusted EBITDA hurdle established for the fiscal year for which the award was made. For awards made since August 2015, the CNG Committee requires the Company to achieve the Net Revenue Target before the NEOs become entitled to receive such awards. The CNG Committee reasons that there may be times when the health of the Company does not allow for restricted stock awards or RSUs, and these hurdles establish a threshold below which corporate performance is not sufficient to justify vesting the awards.

For restricted stock awards made for fiscal year 2018, the Net Revenue Target was $240 million. The Company achieved actual Net Revenue of $375 million in fiscal year 2018, making the NEOs eligible to vest in these shares if the service requirement is also met.

Performance Stock

Performance stock awards are intended to provide significant incentive to achieve long-term revenue growth and share price appreciation. Performance shares can be earned only if performance goals are met within defined measuring periods. If the performance goals are not achieved by the end of the applicable period, the shares are forfeited. Performance shares are not considered issued and outstanding shares with respect to which executives may vote or receive dividends and cannot vest until the CNG Committee determines that performance objectives are met. Performance shares are settled with shares of the Company's common stock when they vest.

Performance Shares Awarded Before August 2015

Performance shares awarded prior to August 2015 which have not already vested or lapsed may vest upon meeting a single performance goal: 10% compounded annual growth in Adjusted Free Cash Flow Per Share ("AFCFPS")* on a trailing twelve-month basis. These performance shares may vest in increments over five years from the grant date. For example, a threshold level of 2.5% growth in compounded AFCFPS is necessary for the minimum vesting of 25% of the performance shares. Maximum vesting is earned with achievement of 10% compounded AFCFPS.

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* Adjusted free cash flow per share, a non-GAAP financial measure, defined as operating income plus production taxes, exploration expenses, depreciation, depletion and amortization, non-cash charges and any impairment of mining assets, less non-controlling interests in operating income of consolidated subsidiaries.

Table 9 shows the amount of performance shares awarded for fiscal years 2014 and 2015 which have vested through July 30, 2018. All performance shares awarded for fiscal year 2014 which did not vest on or prior to June 30, 2018, have lapsed and cannot vest. All performance shares awarded for fiscal year 2015 have vested.

◇ **TABLE 9 – PRE-2015 PERFORMANCE SHARE AWARDS: VESTING TO JUNE 30, 2018**

Awarded for FY	Earned in FY 2014	Earned in FY 2015	Earned in FY 2016	Earned in FY 2017	Earned in FY 2018
2014	0%	0%	0%	25%	0%
2015	N/A	0%	25%	50%	25%

Performance Shares Awarded Beginning in August 2015
The CNG Committee replaced the AFCFPS measure with two new performance share measures for performance shares awarded beginning in August 2015 for fiscal year 2016:

- One-half may vest upon the Company's achievement of annual **growth in Net GEO production** ("GEO Shares") between defined threshold and maximum growth levels prior to the end of the fifth fiscal year following the grant date. Annual growth in Net GEO production measures success in growing our business by acquiring new streams and royalties and by realizing reserve expansion by our mine operators. **Growth by acquisition and resource expansion is a key strategic objective of the Company.** Net GEO production for purposes of determining eligibility to vest performance share awards is calculated in the same manner as for short-term incentive awards; but meeting or exceeding this measure depends upon the Company's ability to continually acquire new, revenue-producing stream and royalty assets; and

- One-half may vest based on the Company's achievement of **TSR compared to the TSRs of the GDX Constituents** ("TSR Shares") between defined threshold and maximum levels. TSR Shares are eligible to vest for defined one- and three-year measuring periods, and only if the executive remains in continuous service to the Company until the end of the third fiscal year following the grant date. Relative TSR measures the value created for our stockholders over one- and three-year periods. **Achieving the highest TSR among our peer companies is a key strategic objective of the Company.**

GEO Shares and TSR Shares may vest by linear interpolation in a range between zero shares if neither *threshold* GEO and TSR metric is met; to 100% of GEO Shares and TSR Shares awarded if both the *target* GEO and TSR metrics are met; to 200% of the GEO Shares and TSR Shares awarded if both the *maximum* GEO and TSR metrics are met or exceeded.

The specific goals for awarding performance shares for fiscal years 2016 through 2018, and the Company's results compared to these goals, were:

GEO Shares Goal: Add, within five fiscal years after any grant date, a specific number of Net GEOs over the actual Net GEO production achieved in the fiscal year prior to the grant date, excluding Net GEOs attributable to Voisey's Bay. The CNG Committee established specific threshold, target and maximum Net GEO growth goals for fiscal year 2018. The specific goals are not disclosed here because the CNG Committee determined that public disclosure of them could cause competitive harm to the Company and does not believe that the figures themselves are material to an understanding of the GEO Shares.

Growth in actual Net GEO production volume achieved during each of fiscal years 2016 and 2017 exceeded the number of additional Net GEOs required to vest GEO Shares at the target level for each award. Actual Net GEO production volume achieved during fiscal year 2018 was sufficient to vest an incremental number of GEO Shares awarded for fiscal years 2016 and 2017 but was insufficient to vest any GEO Shares awarded for fiscal year 2018. Accordingly, the CNG Committee awarded GEO Shares to the NEOs based on linear interpolation between the target and maximum number of shares eligible for award. Vesting of GEO Shares awarded for fiscal years 2016 through 2018 is summarized as follows:

◇ **TABLE 10 – GEO SHARE VESTING THROUGH JUNE 30, 2018**

Awarded for Fiscal Year	Percentage of Target Net GEO Production as of 6/30/2016	Cumulative Percentage of Target Net GEO Production as of 6/30/2017	Cumulative Percentage of Target GEO Shares Vested as of 6/30/2018	Percentage of Maximum GEO Shares Remaining Eligible to Vest
2016	121%	190%	198%	2%
2017	N/A	107%	109%	91%
2018	N/A	N/A	0%	200%

TSR Shares Goal: Achieve the highest percentile in TSR among the GDX Constituents for defined 1- and 3-year periods. With respect to TSR Shares awarded for a fiscal year:

- One-half will be evaluated for the three-year measuring period ending on June 30 of the third fiscal year after the grant date ("Three-year TSR Shares"); and
- One-half will be evaluated for vesting in equal one-third increments for each one-year measuring period ending on June 30 of the first, second and third fiscal years after the grant date ("One-year TSR Shares").

Awards of Three-year TSR Shares and One-year TSR Shares that are determined to vest will be settled following June 30 of the third fiscal year after the grant date, when the CNG Committee determines that the TSR goal has been met or exceeded. In order to receive any TSR Shares, executives must remain in continuous service to the Company through the third anniversary of the grant date. Eligibility to vest TSR Shares will lapse as to any that do not vest at the end of their three-year or one-year measuring period.

◇ **TABLE 11 – TSR SHARE VESTING THRESHOLDS**

Metric	Total Shareholder Return	Vesting
Threshold	Less than 50th percentile	0% of target shares awarded
Target	75th percentile	100% of target shares awarded
Maximum	100th percentile	200% of target shares awarded

Table 12 summarizes the TSR Shares awarded for fiscal years 2016 through 2018, the Company's TSR percentile compared to the GDX Constituents for each of these fiscal years, and the determinations of the CNG Committee with respect to such awards.

◇ **TABLE 12 – TSR SHARE VESTING THROUGH JUNE 30, 2018**

Awarded for Fiscal Year	Tranche	Percentile Achieved	CNG Committee Vesting Determination
2016	1-year, tranche 1	22nd	Percentile below threshold; shares lapsed
	1-year, tranche 2	89th	Vested by linear interpolation between target and maximum
	1-year, tranche 3	80th	Vested by linear interpolation between target and maximum
	3-year	68th	Vested by linear interpolation between threshold and target
2017	1-year, tranche 1	89th	Vested by linear interpolation between target and maximum*
	1-year, tranche 2	80th	Vested by linear interpolation between target and maximum*
	1-year, tranche 3	n/a	Not yet subject to evaluation
	3-year	n/a	Not yet subject to evaluation
2018	1-year, tranche 1	80th	Vested by linear interpolation between target and maximum*
	1-year, tranche 2	n/a	Not yet subject to evaluation
	1-year, tranche 3	n/a	Not yet subject to evaluation
	3-year	n/a	Not yet subject to evaluation

* Vesting is subject to recipient meeting the continuous service requirement.

Annual Compensation Process

The CNG Committee Leads the Annual Executive Compensation-Setting Process, with Involvement from its Compensation Consultant and Management

◇ **ROLES AND RESPONSIBILITIES IN THE ANNUAL COMPENSATION PROCESS**

CNG Committee	• Three directors; independence determined annually under securities, tax and listing rules • Oversees administration of policies governing executive compensation • Reviews stockholder feedback, trends in executive compensation design • Reviews and sets compensation philosophy, objectives and design; reviews annually with Board of Directors • Ensures alignment with strategic goals and stockholder values through establishment of performance measures and goals consistent with creating long-term value for stockholders • Determines whether performance measures were or were not met • Conducts annual assessment of CEO performance, with input from all Independent Directors • Determines CEO compensation without presence of CEO or other management • Considers, without being bound by, advice and recommendations from consultant and CEO concerning NEO compensation • Determines NEO compensation
Management	• Solicits feedback from major stockholders concerning executive compensation plan • Provides input to CNG Committee on strategy and program design • Develops initial recommendations for short- and long-term incentives based on achievement of performance measures
Compensation Consultant	• Retained annually by the CNG Committee; independence determined annually by CNG Committee • Performs work at direction and under supervision of the CNG Committee • Provides expertise on compensation design, market practices, peer group construction and benchmarking • Benchmarks NEO and director compensation in alternating years • Provides in-depth review of and recommendations for compensation framework and design

The CNG Committee commissions external reviews of executive and director compensation in alternating years to balance consulting costs with the need to achieve consistency with market compensation practices. The CNG Committee first retained Hugessen in fiscal year 2015 to provide independent advice on the Company's executive compensation framework and design, as well as related governance matters. Since then, the CNG Committee included Hugessen's director and executive compensation reports as one consideration in its deliberations on compensation design and award.

The CNG Committee utilizes the independence factors prescribed by the SEC and Nasdaq to assess the independence of its compensation consultants on an annual basis. Each year, the CNG Committee determined that, at all relevant times, no conflict of interest exists regarding Hugessen's work.

The CNG Committee's compensation consultant provides no services to management. Instead, the CNG Committee determines the nature and scope of the desired consulting services and enters into a consulting agreement directly with the independent consultant. The CNG Committee Chairman approves all statements for services performed.

Members of Royal Gold's management do not have authority to make off-cycle or ad-hoc equity grants. In the event of a new hire grant, approval is obtained prior to any grant being made either at a regularly scheduled CNG Committee meeting or by unanimous written consent of the CNG Committee.

We Establish Relevant Comparator Groups and Conduct Executive Compensation Benchmarking

WE SELECT BENCHMARKING PEERS THAT MATCH OUR INDUSTRY, BUSINESS MODEL, MARKET CAP AND CORRELATION TO GOLD PRICE

The CNG Committee reviews and selects executive compensation peers annually based primarily on similar industry profile and size as measured by market capitalization. Our compensation peer group includes both of our largest direct streaming and royalty competitors, while the remainder of the group includes comparably-sized gold and silver mining companies.

Many of our largest investors have told us repeatedly in recent years that they consider our gold-focused peer group to be the most relevant and appropriate for compensation and performance benchmarking purposes. Following is a comparison between the Company's 2017 selected peer group and those selected by Glass-Lewis and Institutional Shareholder Services ("ISS") in 2017:

◇ **TABLE 13 – COMPARISON OF PEER GROUPS SELECTED BY THE COMPANY AND PROXY ADVISORS**

Company Peer Group

✓ Includes publicly traded companies with similar industry profile and size as measured by market capitalization (see Table 14 below)

✓ Includes both of our largest direct streaming and royalty competitors

✓ Includes comparably-sized gold and silver mining companies

✓ Selected peers mostly unchanged since fiscal year 2013[1]

✓ Includes nine Canadian companies[2]

Glass-Lewis Peer Group

✓ Includes all of our peer selections, plus four additional gold companies

✓ Includes thirteen Canadian companies[2]

ISS Peer Group

✗ Includes neither of our principal streaming and royalty competitors

✗ Includes only three precious metals companies

✗ Includes companies in the activated carbon, agricultural products, fertilizer, industrial and specialty chemicals, human and animal nutrition, nickel/cobalt alloys, sealants and coatings and other unrelated industries

✗ *ISS-selected peers generally trade on market fundamentals that are different and off-cycle from those driving the precious metals business*

✗ Includes no Canadian companies[2]

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[1] The Company peer group is reviewed annually. Since 2013, changes to the peer group were made either to account for merger and acquisition activity in the peer group or to better position the Company among its peers according to size, as measured by market capitalization.

[2] According to S&P CapitalIQ, (i) there are only four publicly traded precious metals companies (including Royal Gold) incorporated in the United States having a market capitalization greater than $1 billion, compared to 22 such companies in Canada; and (ii) as of June 30, 2018, the peers selected most recently by ISS averaged only one-sixth the market capitalization of Royal Gold. We believe that a fair compensation peer group, in terms of both industry profile and size, cannot be selected for Royal Gold without including Canadian entities.

◇ **TABLE 14 – COMPANY COMPARISONS TO COMPANY SELECTED PEER GROUP**

Company	Primary Industry	As of June 30, 2017 (In USD Millions) Market Capitalization ($)	Last 12 Months' EBITDA ($)	Correlation to Gold Price, July 1, 2016 to June 30, 2017
Agnico Eagle Mines Limited	Gold	10,334	1,009	89%
B2Gold Corporation	Gold	2,741	298	46%
Centerra Gold Inc.	Gold	1,587	529	64%
Coeur Mining, Inc.	Silver	1,557	167	66%
Eldorado Gold Corporation	Gold	1,895	145	69%
Franco-Nevada Corporation	Gold	13,012	511	86%
Hecla Mining Company	Silver	2,020	213	28%
IAMGOLD Corporation	Gold	2,392	815	45%
New Gold Inc.	Gold	1,824	203	63%
Pan American Silver Corp.	Silver	2,569	301	48%
Wheaton Precious Metals Corporation	Silver	8,756	602	85%

| Company | Primary Industry | As of June 30, 2017 (In USD Millions) | | Correlation to Gold Price, July 1, 2016 to June 30, 2017 |
		Market Capitalization ($)	Last 12 Months' EBITDA ($)	
75th Percentile		6,020	547	81%
Median		2,481	303	65%
25th Percentile		1,877	211	48%
Average		4,483	425	64%
Royal Gold, Inc.	Gold	5,108	306	79%
Percentile		P70	P50	P70
Data source: S&P CapitalIQ				

WE COMPARE OUR EXECUTIVE OFFICER COMPENSATION AGAINST OUR BENCHMARKING PEERS

For fiscal year 2018, the CNG Committee adjusted base salary in two respects: a 3.1% cost of living increase based upon the July 2017 United States Bureau of Labor Statistics study for the Denver area; and, where appropriate, adjustments believed necessary to align NEOs at or near the mean salaries of its benchmarking peers.

Key Compensation Policies and Practices

Employment Agreements

Royal Gold entered into employment agreements with each of its NEOs effective July 1, 2016, superseding and replacing employment agreements entered into in September 2013. Each of the employment agreements were amended effective December 15, 2017. Pursuant to Mr. Jensen's employment agreement, Mr. Jensen will continue to serve as the Company's President and Chief Executive Officer, and the Company's Board of Directors will continue to nominate Mr. Jensen for re-election as Director. Pursuant to individual employment agreements, Messrs. Heissenbuttel, Isto and Kirchhoff will continue to serve as officers of the Company, namely the Chief Financial Officer and Vice President Strategy, Vice President Operations, and Vice President, General Counsel and Secretary, respectively. Mr. Wenger, formerly Chief Financial Officer and Treasurer, separated from service to the Company effective June 8, 2018. The employment agreements are for one-year terms, renew automatically for four consecutive one-year periods, and will expire on June 30, 2021, unless either the Company or the executive timely elects not to renew the term of the employment agreement, or unless the employment agreement is otherwise terminated in accordance with its terms. As described below under the heading *Potential Payments Upon Termination or Change of Control* (page 54), each employment agreement provides for severance compensation in certain events. None of the employment agreements provides for excise tax gross-ups for change-in-control provisions.

Benefit Programs

Benefit programs for the executive officers are common in design and purpose to those for all of our employees in the United States and Canada and include an opportunity to participate in various health and welfare benefit programs. We share the cost of certain health benefit programs with our employees. The Company also maintains retirement plans for our US and Canadian Employees. The US plan is a Salary Reduction/Simplified Employee Pension Plan ("SARSEP Plan"), in which all US employees are eligible to participate. The Canadian plan is a Group Registered Retirement Savings Plan ("Group RRSP"), in which all Canadian employees are eligible to participate. The SARSEP Plan and Group RRSP are voluntary plans.

The SARSEP Plan and Group RRSP allow employees to reduce their pre-tax salary, subject to certain regulatory limitations, and to put this money into a tax deferred investment plan. The Company may make non-elective contributions, up to 7% of an individual's annual salary and short-term incentive, subject to limits. Those that do not participate in the SARSEP Plan and Group RRSP receive a 3% employer contribution in accordance with the respective plan rules. Employer contributions are immediately 100% vested. Total employee and employer contributions to the SARSEP Plan and Group RRSP are subject to annual regulatory limitations.

Perquisites

The Company generally does not provide perquisites or other special benefits to executive officers.

Executive Stock Ownership Guidelines

Royal Gold's stock ownership requirements encourage its NEOs to achieve and maintain a minimum investment in the Company's common stock at levels set by the CNG Committee. The requirement incentivizes our NEOs to focus on improving long-term stockholder value and aligns the interests of management and stockholders. The requirement is set as a number of shares that is equivalent to a multiple of the NEO's base salary. Unexercised stock options and SARs, unvested shares of restricted stock and unearned performance shares are not considered owned for purposes of the program.

There is no timeframe in which the NEOs must meet ownership targets. The program also requires each NEO to hold an aggregate of fifty percent (50%) of the shares of stock acquired pursuant to any grant of options, SARs, restricted stock or performance stock, net of any shares sold to cover withholding taxes, until such executive officer reaches his or her ownership target. All NEOs are in compliance with the ownership requirements (see Table 15 below, calculated as of September 17, 2018).

In order to align the interests of management and stockholders, Royal Gold's policy precludes NEOs from hedging against their investments in the Company's common stock. Further, NEOs are restricted from pledging their investments in the Company's common stock.

◇ **TABLE 15 – NEO STOCK OWNERSHIP SUMMARY**

Role	Guideline Value of Common Stock to be Owned	Actual Value Owned
President and CEO	**4x** Salary	**15.8x** Salary
Chief Financial Officer and VP Strategy	**2x** Salary	**11.6x** Salary
VP Operations	**2x** Salary	**4.1x** Salary
VP, General Counsel and Secretary	**2x** Salary	**8.8x** Salary

Tax Deductibility of Compensation

Prior to passage and signing of the Tax Reform and Jobs Act of 2017 (the "Act"), Section 162(m) of the Internal Revenue Code of 1986, as amended, imposed a limit on the amount that a public company may deduct for compensation paid in any one year to the Company's Chief Executive Officer and certain other NEOs. The limitation did not apply to compensation meeting the requirements under Section 162(m) for "qualifying performance based" compensation. Prior to the Act becoming law, the Company and the CNG Committee reviewed and considered the deductibility of executive compensation under Section 162(m). The CNG Committee usually sought, and with respect to executive compensation determinations made for fiscal year 2018 did seek, to satisfy the requirements necessary to allow the compensation of its named executive officers to be deductible under Section 162(m).

Post-Termination Compensation

The Company does not provide pension or other retirement benefits apart from the SARSEP Plan and Group RRSP Plan described above. The Company provides certain post-termination benefits pursuant to the terms of the LTIP and the employment agreements described above under *"Employment Agreements"* on page 47 and below under the section titled *"Potential Payments Upon Termination or Change of Control"* on page 54. None of the employment agreements provide for excise tax gross-ups for change-in-control provisions.

Risk Assessment of Compensation Policies and Practices

The Company's executive compensation program is designed to support its ability to recruit, retain and reward high-performing executive officers who will drive growth, profitability and increased long-term stockholder value, while managing the Company responsibly over both the long- and short-term, and while maintaining the Company's excellent reputation. The CNG Committee believes that the Company's executive compensation is an appropriate balance of competitive salary and attractive short- and long-

term incentives that: (a) are based upon achievement of many of the same measures used by the Board of Directors to chart our corporate strategy and evaluate the Company's success in achieving that strategy; (b) utilize multiple performance measures to avoid placing excessive emphasis on any single measure; and (c) provide opportunity to earn significantly higher-than-target compensation over the long term through consistent superior corporate and individual performance. Management and the CNG Committee believe the total executive compensation program provides strong incentives to manage for the long term while avoiding excessive risk-taking in the short term.

Executive Compensation Tables

2018 Summary Compensation Table

The following table provides information regarding the potential compensation of the Company's NEOs for fiscal years 2018, 2017 and 2016.

Name and Principal Position	Year (fiscal)	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards[1] ($)	Option Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Tony Jensen	2018	750,000	—	750,000	1,552,322	820,850	32,738	3,905,910
President and Chief	2017	720,000	—	733,000	1,172,404	638,386	31,389	3,295,179
Executive Officer	2016	700,000	—	750,000	1,326,022	779,328	32,436	3,587,786
Stefan Wenger [4]	2018	427,583	—	—	517,986	32,206	822,294	1,800,069
Chief Financial Officer	2017	440,000	—	328,000	475,639	258,648	37,214	1,539,501
and Treasurer	2016	425,000	—	345,000	512,536	301,214	36,036	1,619,786
William Heissenbuttel [5]	2018	485,000	—	355,000	558,778	295,351	37,370	1,731,499
Vice President	2017	470,000	—	345,000	486,947	265,195	38,389	1,605,531
Corporate Development	2016	450,000	100,000[6]	365,000	542,813	319,030	36,436	1,813,278
Mark Isto [7]	2018	390,000	—	276,000	524,531	277,374	30,601	1,498,506
VP Operations	2017	350,000	—	266,000	426,390	232,162	13,446	1,287,998
Bruce C. Kirchhoff	2018	400,000	10,000[8]	289,000	434,655	229,864	32,171	1,395,690
Vice President, General	2017	386,000	—	287,000	399,907	217,282	31,074	1,321,263
Counsel and Secretary	2016	375,000	—	305,000	451,883	265,600	31,211	1,428,694

[1] Amounts shown reflect the total grant date fair value of restricted stock awards/units and performance stock awards, determined in accordance with ASC 718, made during fiscal years 2018, 2017 and 2016. Performance stock awards made in fiscal years 2016 through 2018 are shown at 100% of target performance. The fair value of the performance stock awards on the date of grant made during fiscal year 2018 assuming target and highest level of payout of performance shares, was as follows:

	Grant Date Value of Performance Award	
Name	At Target ($)	At Maximum ($)
Tony Jensen	737,568	1,475,135
Stefan Wenger	246,110	492,220
William Heissenbuttel	265,921	531,841
Mark Isto	249,158	498,315
Bruce C. Kirchhoff	206,488	412,977

Amounts shown do not represent cash payments made to the individuals, amounts realized or amounts that may be realized. Refer to Note 7 to the Company's consolidated financial statements contained in the Company's 2018 Annual Report on Form 10-K filed with the SEC on August 9, 2018, for a discussion on the valuation of the restricted stock and performance stock awards.

(2) Amounts shown reflect the total grant date fair value of stock options and SARs, determined in accordance with ASC 718 using the Black-Scholes-Merton option-pricing model, awarded during fiscal years 2018, 2017 and 2016. Amounts shown do not represent cash payments made to the individuals, amounts realized or amounts that may be realized. Refer to Note 7 to the Company's consolidated financial statements contained in the Company's 2018 Annual Report on Form 10-K filed with the SEC on August 9, 2018, for a discussion of the assumptions used in valuation of stock option and SARs awards.

(3) All Other Compensation includes the following:

Name	Year (fiscal)	Employer SARSEP Contributions ($)	Life and Accidental Death & Dismemberment Insurance Premiums ($)	Long-Term Disability Insurance Premiums ($)	Total All Other Compensation ($)
Tony Jensen	2018	31,049	864	825	32,738
	2017	29,700	864	825	31,389
	2016	30,750	861	825	32,436
Stefan Wenger	2018	34,605	864	825	36,294*
	2017	35,525	864	825	37,214
	2016	34,350	861	825	36,036
William Heissenbuttel	2018	35,681	864	825	37,370
	2017	36,700	864	825	38,389
	2016	34,750	861	825	36,436
Mark Isto	2018	26,862	1,963	1,776	30,601
	2017	10,278	1,656	1,512	13,446
Bruce C. Kirchhoff	2018	35,681	864	825	32,171
	2017	29,385	864	825	31,074
	2016	29,525	861	825	31,211

*   Total all other compensation shown for Mr. Wenger in the table immediately above does not include $786,000 paid in accordance with his employment agreement upon his separation from service to the Company effective June 8, 2018.

(4) Effective June 1, 2018, Mr. Wenger resigned from his position as Chief Financial Officer and Treasurer of the Company. All other compensation for Mr. Wenger includes certain payments made pursuant to his Employment Agreement upon his separation from service to the Company effective June 8, 2018.

(5) Mr. Heissenbuttel was appointed to Chief Financial Officer and Vice President Strategy effective June 1, 2018.

(6) Represented a cash award of $100,000 as special recognition of Mr. Heissenbuttel's extraordinary performance in overseeing the acquisition of the Company's new streaming interests in addition to a further royalty interest in one of the Company's existing development projects, during the first quarter of fiscal year 2016.

(7) Mr. Isto was not considered a Named Executive Officer until fiscal year 2017. Mr. Isto's salary and non-equity incentive plan compensation are paid in Canadian Dollars. The amounts shown are the applicable United States Dollar equivalent.

(8) Represents a cash award of $10,000 for Mr. Kirchhoff's role in preparing the Voisey's Bay litigation for trial in the first quarter of fiscal year 2019.

The Company provides a SARSEP Plan (US employees) or Group RRSP (Canadian employees) and life and disability benefits to all of its employees. The Company matches employee contributions to the SARSEP Plan and Group RRSP, up to 7% of an individual's aggregate annual salary and short-term incentive, subject to limits (see *"Benefit Programs"* on page 47).

Grants of Plan-Based Awards in Fiscal Year 2018

This table provides information regarding incentive awards and other stock-based awards granted during fiscal year 2018 to the NEOs.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[2]	All Other Option Awards: Number of Securities Underlying Options[3]	Exercise or Base Prices of Option Awards[4]	Grant Date Fair Value of Stock and Option Awards[5]
		Threshold	Target	Maximum				
		(#)	(#)	(#)	(#)	(#)	($/sh)	($)
Tony Jensen	8/23/2017	—	9,680	19,360				737,568
	8/23/2017				9,320			814,754
	8/23/2017					25,570	87.42	820,850
Stefan Wenger	8/23/2017	—	3,230	6,460				246,110
	8/23/2017				3,110			271,876
	8/23/2017					8,520	87.42	32,206
William Heissenbuttel	8/23/2017	—	3,490	6,980				265,921
	8/23/2017				3,350			292,857
	8/23/2017					9,200	87.42	295,351
Mark Isto	8/23/2017	—	3,270	6,540				249,158
	8/23/2017				3,150			275,373
	8/23/2017					8,640	87.42	277,374
Bruce C. Kirchhoff	8/23/2017	—	2,710	5,420				206,488
	8/23/2017				2,610			228,166
	8/23/2017					7,160	87.42	229,864

[1] Represents performance stock awards, TSR Shares and GEO Shares, which will vest upon achievement of target performance or market objectives within three or five years of the grant date, respectively. If target performance or market objectives are not met within three or five years of the grant, the performance stock awards will be forfeited. Refer to Note 7 to the Company's consolidated financial statements contained in the Company's 2018 Annual Report on Form 10-K filed with the SEC on August 9, 2018, for a discussion on the valuation and vesting of the TSR Shares and GEO Shares. Amounts shown in the "Target" column represent payout for 100% achievement of the target objectives, while amounts shown in the "Maximum" column represent 200% payout for achievement of the maximum objectives. Each TSR Share or GEO Share, if earned, will be settled with a share of Royal Gold common stock. The closing price of Royal Gold's common stock on the Nasdaq Global Select Market on the date of grant was $87.42. Performance stock awards are not issued and outstanding shares upon which NEOs may vote or receive dividends.

[2] Represents shares of performance-based restricted stock that vest based on continued service after meeting a threshold corporate performance goal. The closing price of Royal Gold's common stock on the Nasdaq Global Select Market on the date of grant was $87.42. Shares of restricted stock granted during fiscal year 2018 will vest ratably over three years commencing on the third anniversary of the grant date. Accordingly, one-third of the awarded shares will vest on August 23 of each of the years 2020, 2021 and 2022. Shares of restricted stock are issued and outstanding shares of common stock which have voting rights and upon which the NEOs received dividends calculated at the same rate paid to other stockholders.

[3] Represents stock option and SARs awards that vest ratably over three years commencing on the first anniversary of the grant date. Accordingly, one-third of the stock options and SARs will become exercisable on August 23 of each of the years 2018, 2019 and 2020. Amounts for Messrs. Jensen, Wenger, Heissenbuttel, Isto and Kirchhoff include SARs awards of 24,427, 7,377, 8,057, 7,497 and 6,017 shares, respectively, and 1,143 stock option awards for each individual.

[4] Exercise or base price is the closing price of the Company's common stock on the Nasdaq Global Select Market on the grant date.

[5] Amounts shown represent the total fair value of awards (at target) calculated as of the grant date in accordance with ASC 718 and do not represent cash payments made to the individuals, amounts realized or amounts that may be realized.

Outstanding Equity Awards at 2017 Fiscal Year End

This table provides information about the total outstanding stock options, SARs, shares of restricted stock and performance stock awards for each of the NEOs as of June 30, 2018.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[5] ($)
Tony Jensen	22,000	—	75.32	8/13/2022				
	33,600	—	75.72	8/26/2024				
	14,159	14,157[6]	56.54	8/20/2025				
	7,153	14,307[7]	83.29	8/16/2026				
	—	25,570[8]	87.42	8/23/2027				
					4,000[9]			
					7,200[10]	668,448		
					12,726[11]	1,181,482		
					7,590[12]	704,656		
					9,320[13]	865,269		
							18,000[14]	1,671,120
							690[15]	64,060
							3,661[16]	339,887
							7,890[17]	732,508
							9,680[18]	898,691
							9,680[19]	898,691
Stefan Wenger							266[15]	24,695
							1,485[16]	137,867
							3,230[18]	299,873
William Heissenbuttel	11,591	5,795[6]	56.54	8/20/2025				
	2,973	5,947[7]	83.29	8/16/2026				
	—	9,200[8]	87.42	8/23/2027				
					1,400[9]	129,976		
					2,800[10]	259,952		
					5,210[11]	483,696		
					3,150[12]	292,446		
					3,350[13]	311,014		
							6,600[14]	612,744
							282[15]	26,181
							1,522[16]	141,302
							3,280[17]	304,515
							3,490[18]	324,012
							3,490[19]	324,012

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[5] ($)
Mark Isto	2,500	—	65.85	1/5/2025				
	3,334	1,666[6]	56.54	8/20/2025				
	2,603	5,207[7]	83.29	8/16/2026				
	—	8,640[8]	87.42	8/23/2027				
					1,342[20]	124,591		
					5,000[10]	464,200		
					2,760[11]	256,238		
					3,150[13]	292,446		
							260[15]	24,138
							1,332[16]	123,663
							2,870[17]	266,451
							3,270[18]	303,587
							3,270[19]	303,587
Bruce C. Kirchhoff	5,000	—	68.18	8/18/2021				
	5,250	—	75.32	8/13/2022				
	13,200	—	75.72	8/26/2024				
	4,826	4,824[6]	56.54	8/20/2025				
	2,437	4,873[7]	83.29	8/16/2026				
	—	7,160[8]	87.42	8/23/2027				
					1,400[9]	129,976		
					2,800[10]	259,952		
					4,337[11]	402,647		
					2,590[12]	240,456		
					2,610[13]	242,312		
							6,600[14]	612,744
							235[15]	21,817
							1,248[16]	115,864
							2,690[17]	249,740
							2,710[18]	251,596
							2,710[19]	251,596

[1] Represents shares of common stock underlying stock options and SARs. Stock options and SARs vest ratably over three years commencing on the first anniversary of the grant date.

[2] Represents shares of restricted stock that vest based on continued service after meeting threshold corporate performance goals. Shares of restricted stock vest ratably over three years commencing on the third anniversary of the grant date.

[3] Market value is based on a stock price of $92.84, the closing price of Royal Gold's common stock on the Nasdaq Global Select Market on June 29, 2018, and the outstanding number of shares of restricted stock.

[4] Represents performance stock awards made before fiscal 2015, which will vest upon achievement of target performance objectives within five years of the grant. If target performance objectives are not met within five years of the grant, the performance stock awards will be forfeited. If target performance objectives are met at any time during the five year period, 100% of the performance stock awards will vest. Interim amounts may vest in 25% increments upon achievement of 25%, 50%, 75% and 100% of the target objectives. Each performance stock award, if earned, will be settled with shares of Royal Gold common stock. Performance targets for awards made prior to fiscal 2012 are based on growth of free cash flow per share on a trailing twelve month basis and growth of royalty ounces in reserve per share on an annual basis. Performance targets for awards made beginning in fiscal 2012 are based on growth of adjusted free cash flow per share on a trailing twelve month basis.

Also represents TSR and GEO at max performance stock awards made beginning in fiscal 2015, which will vest upon achievement of target performance or market objectives within three or five years of the grant date, respectively. If target performance or market objectives are not met within three or five years of the grant, the performance stock awards will be forfeited.

(5) Payout value is based on a stock price of $92.84, the closing price on the Nasdaq Global Select Market on June 29, 2018, and assuming 100% of the performance stock awards shown will vest based on the achievement of target performance objectives. Amounts indicated are not necessarily indicative of the amounts that may be realized by the NEO.

(6) Stock options and SARs became exercisable on August 20, 2018.

(7) One-half of these stock options and SARs became exercisable on August 16, 2018, and the remaining half will vest on August 16, 2019. Amounts include 400 stock options and 6,753 SARs for Mr. Jensen; 400 stock options and 2,573 SARs for Mr. Heissenbuttel; 400 stock options and 2,203 SARs for Mr. Isto; and 400 stock options and 2,037 SARs for Mr. Kirchhoff.

(8) One-third of these stock options and SARs became exercisable on August 23, 2018, and the remaining two-thirds will vest in equal parts on each of August 23, 2019 and 2020. Amounts include 381 stock options and 8,142 SARs for Mr. Jensen; 381stock options and 2,686 SARs for Mr. Heissenbuttel; 381stock options and 2,499 SARs for Mr. Isto; and 381stock options and 2,006 SARs for Mr. Kirchhoff.

(9) The shares vested on August 27, 2018.

(10) One-half of the shares vested on August 26, 2018.

(11) One-third of the shares vested on August 20, 2018; the remaining one-third will vest in equal parts on each of August 20, 2019 and 2020.

(12) One-third of the shares will vest on each of August 16, 2019, 2020 and 2021.

(13) One-third of the shares will vest on each of August 23, 2020,2021 and 2022.

(14) Awards expired on August 27, 2018, since the vesting requirements were not met.

(15) Awards will expire on August 20, 2020, if the vesting requirements are not met.

(16) Awards will expire on August 16, 2021, if the vesting requirements are not met.

(17) Awards will expire on August 16, 2019, if the vesting requirements are not met.

(18) Awards will expire on August 23, 2022, if the vesting requirements are not met.

(19) Awards will expire on August 23, 2020, if the vesting requirements are not met.

(20) One-half of these shares will vest on each of January 5, 2019 and 2020.

Fiscal Year 2018 Option Exercises and Stock Vested

This table provides information on option exercises and the vesting of shares of restricted stock or performance stock awards for each of the NEOs during fiscal year 2018.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Tony Jensen	48,785	2,626,324	31,374	2,756,982
Stefan Wenger	35,442	1,737,555	30,063	2,691,748
William Heissenbuttel	27,951	1,416,651	14,235	1,247,683
Mark Isto	—	—	3,881	340,033
Bruce C. Kirchhoff	19,455	947,668	13,608	1,192,870

(1) Value realized upon exercise of option awards was computed by subtracting the closing price of the underlying Royal Gold common stock on the date of grant from the market price on the date of exercise and multiplying that number by the number of stock options exercised (or the calculated number of shares received upon a SARs exercise).

(2) Value realized upon vesting of restricted stock and performance stock awards was computed by multiplying the closing price of the underlying Royal Gold common stock on the Nasdaq Global Select Market on the date that the restricted stock and performance stock awards vested, by the number of restricted stock and performance stock awards that vested.

Potential Payments Upon Termination or Change of Control

OTHER EMPLOYEE BENEFITS

The Company provides life insurance benefits up to $300,000 to all of its employees. The Company also provides long-term disability coverage to all of its employees that provides for 60% of monthly salary protection up to $7,000 a month until age 65. Each of the NEOs shown below would be entitled to these amounts upon termination for death or disability.

The table below shows the estimated payments and benefits for each of our NEOs that would be provided as a result of termination or a Change of Control of the Company, as defined within each NEO's employment agreement, as amended, and the 2004 LTIP and the 2015 LTIP, as applicable. Calculations for this table assume that the triggering event took place on June 30, 2018, the last business day of our 2018 fiscal year, except as noted. Calculations for combined amounts shown for awards under the Company's 2004 LTIP and 2015 LTIP are based on the closing price of the Company's common stock on the Nasdaq Global Select Market on June 29, 2018, which was $92.84.

◇ POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

| Name | Cash Compensation ($) | Value of Medical Insurance Continuation ($) | Combined awards under the 2004 LTIP and the 2015 LTIP | | | Total ($) |
			Restricted Stock ($)	Stock Options and SARs ($)	Performance Stock Awards ($)	
Tony Jensen						
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement	1,494,333	—	1,960,250	1,542,955	—	4,997,538
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement with Change of Control	3,735,833	27,891	3,791,214	1,542,955	3,447,799	12,545,692
Stefan Wenger*						
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement	786,000	—	1,456,829	352,814	—	2,595,643
William Heissenbuttel						
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement	873,333	—	764,744	449,145	—	2,087,222
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement with Change of Control	1,310,000	26,393	1,477,084	449,145	1,298,553	4,561,175
Mark Isto						
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement	661,000	—	497,955	213,358	—	1,372,313
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement with Change of Control	991,500	10,180	1,137,476	213,358	630,198	2,982,712
Bruce C. Kirchhoff						
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement	697,000	—	687,238	639,721	—	2,023,959
Involuntary Termination, Voluntary Termination for Good Reason or Company Non-Renewal of Employment Agreement with Change of Control	1,045,500	22,075	1,275,343	639,721	1,163,564	4,146,203

* Amounts shown for Mr. Wenger represent cash compensation paid to Mr. Wenger, and the value of equity awards available to Mr. Wenger, in each case as of his separation from service to the Company on June 8, 2018.

Other Compensation Matters

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we provide the following information regarding the ratio of the annual total compensation of our President and CEO, Mr. Jensen, to the annual total compensation of our median compensation employee. For fiscal year 2018:

- Mr. Jensen's annual total compensation, as reported in the 2018 Summary Compensation Table on page 49 of this proxy statement, was $3,905,910;
- Our median compensation employee's annual total compensation was $431,560; and
- The ratio of Mr. Jensen's annual total compensation to our median compensation employee's annual total compensation was 9.1.

We identified our median compensation employee by examining total cash compensation (salary and short-term cash incentive) paid for fiscal year 2018 to all individuals, excluding Mr. Jensen, who were employed by us on June 30, 2018, the last day of our fiscal year. We examined all of our U.S., Canadian and Swiss employees, other than Mr. Jensen. No assumptions, adjustments or estimates were made in respect of total cash compensation, except that we (a) annualized the compensation of any employee that was not employed with us for all of fiscal year 2018, and (b) applied the average fiscal year 2018 foreign exchange rate to Canadian Dollars and Swiss Francs paid to our Canadian and Swiss employees, respectively. We believe the use of total cash compensation for all employees is a consistently applied compensation measure because all of our employees receive a salary and are eligible for short-term cash incentives, while fewer than all employees are eligible for annual equity awards.

After identifying the median compensation employee, we determined the annual total compensation for such employee using the same methodology employed for Mr. Jensen and our NEOs, as set forth in the 2018 Summary Compensation Table.

We believe the above pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

RATIFICATION OF APPOINTMENT OF THE INDEPENDENT AUDITORS FOR 2019

 The Board of Directors unanimously recommends a vote **FOR** the Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounts of the Company

The AF Committee and the Board of Directors seek stockholder ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending June 30, 2019.

The ratification of the appointment of Ernst & Young LLP is submitted to the stockholders because the AF Committee and the Board of Directors believe this to be good corporate practice. Should the stockholders fail to ratify this appointment, the AF Committee will review the matter.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement, if they so desire, and will have an opportunity to respond to appropriate questions from the stockholders.

Vote Required for Approval

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to ratify the appointment of Ernst & Young LLP.

Independent Registered Public Accounting Firm Fees and Services

Fees for services rendered by Ernst & Young LLP for the fiscal years ended June 30, 2018 and 2017 are as follows:

- Audit Fees. Audit fees paid to Ernst & Young LLP were $609,872 and $756,876 for the fiscal years ended June 30, 2018 and 2017, respectively. Included in this category are fees associated with the audits of the Company and certain foreign subsidiaries' annual financial statements and review of the Company's quarterly financial statements, issuance of consents and review of documents filed with the Securities and Exchange Commission. Audit fees also include fees associated with the audit of management's assessment and operating effectiveness of the Sarbanes Oxley Act, Section 404, internal control reporting requirements.

- Audit-Related Fees. There were no audit-related fees paid to Ernst & Young LLP for the fiscal years ended June 30, 2018 and 2017.
- Tax Fees. Tax fees paid to Ernst & Young LLP for tax-related services were $283,566 and $246,745 for the fiscal years ended June 30, 2018 and 2017, respectively. Included in this category are fees associated with tax compliance, tax return preparation and certain tax consulting services provided to the Company. Of the total tax fees paid during fiscal year 2018, $156,085 was paid for tax compliance and tax return preparation services, and $127,481 was paid for tax consulting services primarily for the Company's subsidiaries.
- All Other Fees. Other fees paid to Ernst & Young LLP for the fiscal years ended June 30, 2018 and 2017 were $20,261 and $30,517, respectively. Included in this category are fees associated with the ongoing servicing of the Company's global mobility policies.

Pre-Approval Policies and Procedures

The AF Committee adopted a policy that requires advance approval for all audit, audit-related, tax services, and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the AF Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit and Finance Committee must approve the permitted service before the independent auditor is engaged to perform such service. The AF Committee delegated to the Chairman of the AF Committee authority to approve certain permitted services, provided that the Chairman reports any such decisions to the AF Committee at its next scheduled meeting. The AF Committee pre-approved all of the services described above for the Company's 2018 fiscal year.

Audit and Finance Committee Report

The Audit and Finance Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended June 30, 2018, and the Company's reporting processes, including internal control over financial reporting, with the Company's management. The Audit and Finance Committee has discussed with Ernst & Young LLP, the Company's independent registered public accountants for fiscal year 2018, the matters required to be discussed by the applicable Public Company Accounting Oversight Board standards. The Audit and Finance Committee has also received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding its communications with the Company's Audit and Finance Committee concerning independence and the Audit and Finance Committee has discussed the independence of Ernst & Young LLP with the Company.

Based on the review and discussions with the Company's auditors and our management, the Audit and Finance Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2018, for filing with the United States Securities and Exchange Commission.

This Report has been submitted by the following Independent Directors, who comprise the Audit and Finance Committee of the Board of Directors:

William Hayes, Chairman • Jamie C. Sokalsky • Christopher M.T. Thompson

Security Ownership of Certain Beneficial Owners and Management

The following table shows the beneficial ownership, as of September 17, 2018, of the Company's common stock by each Director, each of the Company's NEOs, persons known to the Company, based upon the Company's review of documents filed with the SEC with respect to the ownership of the Company's common stock, to be the beneficial owner of more than 5% of the issued and outstanding shares of common stock, and by all of the Company's Directors and executive officers as a group. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Tony A. Jensen President, Chief Executive Officer and Director	259,280[1]	*
William M. Hayes Chairman of the Board	24,639	*
C. Kevin McArthur Director	14,614[2]	*
Jamie C. Sokalsky Director	10,970[2]	*
Christopher M.T. Thompson Director	41,114[3]	*
Ronald J. Vance Director	13,964[2]	*
Sybil E. Veenman Director	4,800[2]	*
Stefan L. Wenger Former Chief Financial Officer and Treasurer	10,380	*
William H. Heissenbuttel Chief Financial Officer and Vice President Strategy	98,597[4]	*
Mark Isto Vice President Operations	35,977[5]	*
Bruce C. Kirchhoff Vice President, General Counsel and Secretary	85,708[6]	*
All Directors and Executive Officers as a Group including those named above (11 persons)	623,027[8]	*
Capital World Investors (U.S.) 333 South Hope Street, 55th Floor Los Angeles, CA 90071	8,017,500[9]	12.24%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	6,286,051[10]	9.60%
BlackRock Fund Advisors 55 East 52nd Street New York, New York 10055	5,224,339[11]	7.97%
Van Eck Associates Corporation 666 Third Avenue – 9th Floor New York, New York 10017	3,830,976[12]	5.85%
First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105	3,436,142[13]	5.25%

* Less than 1% ownership of the Company's common stock.

[1] Includes 37,404 shares of restricted stock, 101,766 Stock Appreciation Rights ("SARs") and options to purchase 4,980 shares of common stock that were exercisable as of September 17, 2018, or which become exercisable within 60 days from such date.

[2] Includes 2,785 shares of restricted stock, vesting of which shares is deferred until the Director's separation from service to the Company, or separation within 12 months of a change in control, in accordance with the terms and conditions of the Company's Deferred Compensation Plan for Non-Employee Directors adopted July 15, 2017.

[3] Includes 1,015 shares of restricted stock units, vesting of which shares is deferred until the Director's separation from service to the Company, or separation within 12 months of a change in control, in accordance with the terms and conditions of the Company's Deferred Compensation Plan for Non-Employee Directors adopted July 15, 2017.

[4] Includes 14,593 shares of restricted stock, and 23,451 SARs and options to purchase 2,949 shares of common stock that were exercisable as of September 17, 2018, or which become exercisable within 60 days from such date.

[5] Includes 13,365 shares of restricted stock, and 11,120 SARs and options to purchase 4,086 shares of common stock that were exercisable as of September 17, 2018, or which become exercisable within 60 days from such date.

[6] Includes 11,791 shares of restricted stock and 33,914 SARs and options to purchase 6,446 shares of common stock that were exercisable as of September 17, 2018, or which become exercisable within 60 days from such date.

[7] Includes 10,238 shares of restricted stock and 8,693 SARs and options to purchase 2,650 shares of common stock that were exercisable as of September 17,2018, or which become exercisable within 60 days from such date.

[8] Includes 101,316 shares of restricted stock and 178,944 SARs and options to purchase 21,111 shares of common stock that were exercisable as of September 17,2018, or which become exercisable within 60 days from such date.

[9] As reported by Capital World Investors on Form 13F filed with the SEC on August 14, 2018. As of June 30, 2018, Capital World Investors has sole dispositive power and sole voting authority over 4,158,000 shares of common stock.

[10] As reported by The Vanguard Group on Form 13F filed with the SEC on August 24, 2018. As of June 30, 2018, the Vanguard Group has sole dispositive power over 6,259,845 and shared dispositive power over 37,860 shares of common stock, and sole voting authority over 33,141 and shared voting authority over 11,654 shares of common stock.

[11] As reported by BlackRock, Inc. on Form 13F filed with the SEC on August 9, 2018. As of June 30, 2018, BlackRock has sole dispositive power over 5,224,339 and sole voting authority over 4,953,633 shares of common stock.

[12] As reported by Van Eck Associates Corporation on Form 13F filed with the SEC on August 13, 2018. As of June 30, 2018, Van Eck Associates Corporation has sole dispositive power and sole voting authority over 3,830,976 shares of common stock.

[13] As reported by First Eagle Investment Management, LLC on Form F filed with the SEC on August 13, 2018. As of June 30, 2018, First Eagle Investment Management, LLC has sole dispositive power over 3,436,142 shares of common stock and sole voting authority over 3,334,413 shares of common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and Directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership in the Company's equity securities to the Securities and Exchange Commission. Officers, Directors and greater than 10% stockholders are required by the regulations of the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of copies of such reports received and written representations from such persons that no other reports were required for those persons, the Company believes that all filing requirements applicable to its officers, Directors and greater than 10% stockholders were timely met for fiscal year 2018 except for (i) a Form 4 filing for Mr. Jensen relating to exercise of stock options, restricted stock and stock appreciation rights that was due on August 18, 2017 that was filed on August 25, 2017, and (ii) a Form 4 filing for Mr. Wenger relating to a sale pursuant to a Rule 10b5-1 plan that was due on July 14, 2017 that was filed on July 17, 2017.

OTHER INFORMATION

Other Business

The Board of Directors knows of no other matters to be brought before the Annual Meeting. However, if other matters should come before the Annual Meeting, it is the intention of each person named in the proxy to vote such proxy in accordance with his own judgment on such matters.

Stockholder Proposals

	Proposals to include in proxy*	Other proposals/nominees to be presented at the annual meeting**
Deadline for proposal to be received by the Company	Close of business on June 5, 2019 (120 calendar days prior to anniversary of this year's mailing date)	Between July 17, 2019 and close of business on August 16, 2019 (not less than 90 nor more than 120 calendar days prior to the first anniversary of this year's annual meeting)***
What to include in the proposal	Information required by SEC rules	Information required by our by-laws
Where to send the proposal	**By mail to the Company's principal executive office, directed to:** Bruce C. Kirchhoff, Secretary, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202	

* Proposals must satisfy SEC requirements, including Rule 14a-8.

** Proposals not submitted pursuant to SEC Rule 14a-8 and any director nominees must satisfy the Company's by-law requirements, available on our website.

*** If the number of Directors to be elected at the 2019 Annual Meeting is increased and there is no public announcement by the Company specifying the size of the increased Board at least 100 days before November 14, 2019 (which is the first anniversary of the 2018 Annual Meeting), the stockholder's notice with respect to nominees for any new positions created by such increase must be received not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

Annual Report on Form 10-K

Upon the written request of any record holder or beneficial owner of common stock entitled to vote at the Annual Meeting, the Company will provide, without charge, a copy of its Annual Report on Form 10-K including financial statements and any required financial statement schedules, as filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2018. Requests for a copy of the Annual Report should be mailed, faxed, or sent via e-mail to Bruce C. Kirchhoff, Vice President, General Counsel and Secretary, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202-1132, 303-595-9385 (fax), or bkirchhoff@royalgold.com.

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials and the Annual Report to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials and the Annual Report to any stockholder at a shared address to which we delivered a single copy of any of these documents.

Stockholders Entitled to Vote as of Record Date

This Proxy Statement is furnished to holders of Royal Gold, Inc. common stock, par value $0.01 per share ("common stock"), in connection with the solicitation of proxies on behalf of the Board of Directors of Royal Gold, Inc. to be voted at the 2018 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held on Wednesday,

November 14, 2018, at 9:00 a.m. MST. Stockholders of record holding shares of the Company's common stock at the close of business on September 17, 2018 (the "Record Date") are eligible to vote at the Annual Meeting and at all postponements and adjournments thereof. There were 65,510,707 shares outstanding on the Record Date.

Internet Availability of Proxy Materials

We utilize the Securities and Exchange Commission (the "SEC") rules allowing us to furnish proxy materials through a "notice and access" model via the Internet. On or about October 1, 2018, we will furnish a Notice of Internet Availability to our stockholders of record containing instructions on how to access the proxy materials and to vote. In addition, instructions on how to request a printed copy of these materials may be found in the Notice. For more information on voting your stock, please see "*Voting Your Shares*" below.

Voting your Shares

Each share of Royal Gold common stock that you own entitles you to one vote. If you are a stockholder of record, your proxy card shows the number of shares of Royal Gold common stock that you own. If your stock is held in the name of your broker, bank or another nominee (a "Nominee"), the Nominee holding your stock will send you a voting instruction form. You may elect to vote in one of three methods:

- **By Phone or Internet** - You may vote your shares by following the instructions on your notice card, proxy card or voting instruction form. If you vote by telephone or via the Internet, you do not need to return your proxy card.
- **By Mail** - If this proxy statement was mailed to you, or if you requested that a proxy statement be mailed to you, you may vote your shares by signing and returning the enclosed proxy card or voting instruction form. If you vote by proxy card, your "proxy" (each or any of the individuals named on the proxy card) will vote your shares as you instruct on the proxy card. If you vote by voting instruction form, the Nominee holding your stock will vote your shares as you instruct on the voting instruction form. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Board of Directors: (1) "FOR" the election of Directors as described herein under "Proposal 1 - Election of Directors;" (2) "FOR" a non-binding advisory vote on the compensation of the Named Executive Officers described herein under "Proposal 2 – Advisory Vote on Compensation of Named Executive Officers;" and (3) "FOR" ratification of the appointment of the Company's independent registered public accountants described herein under "Proposal 3 - Ratification of Appointment of the Independent Auditors for 2019."

- **In Person** - You may attend the Annual Meeting and vote in person. A ballot will be provided if you wish. If your stock is held in the name of a Nominee, you must present a proxy from that Nominee in order to verify that the Nominee has not voted your shares on your behalf.

Revocation of Proxy or Voting Instruction Form

If you are a holder of common stock, you may revoke your proxy at any time before the proxy is voted at the Annual Meeting. This can be done by submitting another properly completed proxy card with a later date, sending a written notice of revocation to the Vice President, General Counsel and Secretary of the Company with a later date, or by attending the Annual Meeting and voting in person. You should be aware that simply attending the Annual Meeting will not automatically revoke your previously submitted proxy; rather you must notify a Company representative at the Annual Meeting of your desire to revoke your proxy and vote in person. Written notice revoking a proxy should be sent to the Vice President, General Counsel and Secretary, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202.

Quorum and Votes Required to Approve Proposals

A majority of the outstanding shares of the Company's common stock entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of the stockholders. Abstentions and "broker non-votes" will be counted as being present in person for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a Nominee holding shares for a beneficial owner does not vote those shares on a proposal because the Nominee does not have discretionary voting authority and has not received voting instructions from the beneficial owner with respect to that proposal.

Cumulative voting is not permitted for the election of Directors. Under Delaware law, holders of common stock are not entitled to appraisal or dissenters' rights with respect to the matters to be considered at the Annual Meeting.

Proposal	Vote Required to Approve Proposals at a Meeting at Which a Quorum Is Present	Broker Non-Votes	Abstentions
#1 Election of Class I Director Nominees	The affirmative vote of a majority of the votes cast shall be the act of the stockholders.	No impact on Proposal 1.	Will have the same effect as a vote against for Proposals 1, 2 and 3.
#2 Advisory Vote on Executive Compensation	The affirmative vote of a majority of the votes cast shall be the act of the stockholders. However, as discussed in further detail in Proposal 2, this proposal is advisory in nature.	No impact on Proposal 2.	
#3 Ratification of Auditors	The affirmative vote of a majority of the votes cast shall be the act of the stockholders.	Nominee has the discretion to vote FOR Proposal 3. There will be no broker non-votes.	

Tabulation of Votes

Votes at the Annual Meeting will be tabulated and certified by Broadridge Financial Solutions, Inc.

Solicitation Costs

In addition to solicitation of proxies by mail or by electronic data transfers, the Company's Directors, officers or employees, without additional compensation, may make solicitations by telephone, facsimile, or personal interview. The Company engaged Saratoga Proxy Consulting LLC, 520 8th Avenue, New York, NY 10018, to assist with the solicitation of proxies for a fee of $15,000, plus expenses. All costs of the solicitation of proxies will be borne by the Company. The Company will also reimburse the banks and brokers for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of shares of common stock.

To receive a separate copy of the Notice and, if applicable, these proxy materials or the Annual Report, or to receive a separate copy of our proxy materials in the future, stockholders may contact us at the following address:

Bruce C. Kirchhoff
Vice President, General Counsel and Secretary
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132
303-595-9385 (fax)
bkirchhoff@royalgold.com

Stockholders who hold shares in street name (as described under the heading *"Voting Your Shares,"* above) may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

* * * * * * * * * * * * * *

BY ORDER OF THE BOARD OF DIRECTORS

Bruce C. Kirchhoff
Vice President, General Counsel and Secretary

Denver, Colorado
October 1, 2018